

PACCAR

2003 ANNUAL REPORT

As a multinational technology company, PACCAR manufactures heavy-duty, on- and off-road Class 8 trucks sold around the world under the Kenworth, Peterbilt, DAF and Foden nameplates. The company competes in the North American Class 6-7 market with its medium-duty models assembled in North America and sold under the Peterbilt and Kenworth nameplates. In addition, DAF manufactures Class 6-7 trucks in the Netherlands and Belgium for sale throughout Europe, the Middle East and Africa and distributes Class 4-7 trucks in Europe manufactured by Leyland Trucks (UK). PACCAR manufactures and markets industrial winches under the Braden, Gearmatic and Carco nameplates and competes in the truck parts aftermarket through its dealer network. Finance and Leasing subsidiaries facilitate the sale of PACCAR products in many countries worldwide. Significant company assets are employed in financial services activities. PACCAR maintains exceptionally high standards of quality for all of its products: they are well-engineered, are highly customized for specific applications and sell in the premium segments of their markets, where they have a reputation for superior performance and pride of ownership.

FINANCIAL HIGHLIGHTS

	2003	2002
	(millions except per share data)	
Truck and Other Net Sales and Revenues	**$7,721.1**	$6,786.0
Financial Services Revenues	**473.8**	432.6
Total Revenues	**8,194.9**	7,218.6
Net Income	**526.5**	372.0
Total Assets:		
Truck and Other	**4,334.2**	3,590.2
Financial Services	**5,605.4**	5,112.3
Truck and Other Long-Term Debt	**33.7**	33.9
Financial Services Debt	**3,786.1**	3,527.6
Stockholders' Equity	**3,246.4**	2,600.7
Per Common Share:		
Net Income:		
Basic	**$ 3.01**	$ 2.15
Diluted	**2.99**	2.13
Cash Dividends Declared	**1.37**	1.00

All per share amounts have been restated to give effect to a 50% stock dividend in February 2004.


REVENUES
billions of dollars
9.0
7.5
6.0
4.5
3.0
1.5
0.0
94 95 96 97 98 99 00 01 02 03


NET INCOME
millions of dollars
600
500
400
300
200
100
0
94 95 96 97 98 99 00 01 02 03

☐ *$17.5 million gain on sale of subsidiary – 1999*

☐ *$35 million gain on sale of subsidiary – 1997*


STOCKHOLDERS' EQUITY
billions of dollars
3.6
3.0
2.4
1.8
1.2
0.6
0.0
36%
30%
24%
18%
12%
6%
0%
94 95 96 97 98 99 00 01 02 03

Return on Equity (percent)

PACCAR had an outstanding year in 2003 due to superior vehicle quality, geographic diversification and innovative implementation of technology in all facets of the business. PACCAR increased its share of the European heavy-duty truck market and maintained share in North America at record levels. Medium-duty truck share improved in both markets. Customers benefited from a broad array of new products, comprehensive financial services and extensive aftermarket support programs. PACCAR delivered over 93,000 trucks and sold more than $1.2 billion of aftermarket parts and services during the year.

Net income of $526.5 million was the second-highest earnings in the company's 98-year history, and revenues of $8.2 billion were 14 percent higher than in the previous year. Dividends of $1.37 per share were declared during the year, including a special dividend of $.80. PACCAR declared a 50 percent stock dividend, effective February 2004, and increased its regular quarterly dividend, effective March 2004. (Per share figures reflect the 50 percent stock dividend.)

The North American truck market in 2003 was similar to that of the previous year, as moderate economic growth was tempered by higher fuel prices and an extended replacement cycle by trucking companies. The Class 8 truck market in North America, including Mexico, was 178,000 vehicles, compared to 180,000 last year. The European heavy truck market in 2003 was comparable to that of 2002 at 218,000 vehicles, as the euro zone continued to experience difficult economic conditions with limited GDP growth.

Several truck manufacturers in North America, Europe and Japan are continuing to struggle to achieve profitability because of restructuring and high operating costs, including the burden of expensive pension and post-retirement health-care programs. There was very little new activity in terms of joint ventures, design collaboration or mergers in the industry.

PACCAR continued to set the standard for financial performance for commercial vehicle manufacturers worldwide. After-tax return on beginning shareholder equity (ROE) was 20.2 percent in 2003, compared to 16.5 percent in 2002. The company's 2003 after-tax return on sales (ROS) was 6.8 percent, compared to 5.5 percent a year earlier. The 6.8 percent return on sales established a new record for PACCAR. Sales and profits were positively impacted by the weakness of the U.S. dollar versus the euro and other foreign currencies. PACCAR shareholder equity increased 193 percent in the last decade, to $3.2 billion, as a result of strong earnings. PACCAR's total shareholder return in 2003 was 89.7 percent and has exceeded the Standard & Poor's 500 Index for the previous one-, five- and ten-year periods.

INVESTING FOR THE FUTURE — PACCAR's excellent balance sheet, strong profit growth and intense focus on quality and cost control have enabled the company to consistently invest in technology, products and processes during all phases of the business cycle. Productivity and efficiency improvements continue to be achieved from capital expenditures for manufacturing and parts facilities. Many of PACCAR's facilities established new production records during the year in terms of inventory turns, assembly hours and quality performance.

PACCAR is recognized as one of the leading technology companies in North America. In collaboration with leading software and hardware companies, PACCAR has successfully integrated new technology to profitably support its own business as well as its dealers and customers. Twenty-three new dealer locations were opened worldwide and more are planned to enhance PACCAR's industry-leading distribution network in Europe and North America.

Major capital projects during the year included the completion of the new Parts Distribution Center (PDC) at Leyland, U.K., finalizing the expansion of the Atlanta PDC, installation of robotic paint systems in manufacturing facilities and ongoing implementation of material logistics programs. In addition, new truck models were launched with updated features, including improved aerodynamic and telematics capabilities.

SIX SIGMA — Six Sigma is integrated into all business activities at PACCAR and has been introduced into 115 of the company's suppliers as well as several of the company's dealers. Its statistical methodology is critical in the development of new product design and manufacturing processes, increasing productivity, and the establishment of clearly defined quality standards in PACCAR's manufacturing divisions. Over 6,800 employees have been trained in Six Sigma, and 3,000 projects have been implemented since its inception. There are currently over 600 active projects. Six Sigma, in conjunction with Supplier Quality, has been instrumental in delivering improved performance by our suppliers and has measurably enhanced the quality of the vehicles delivered worldwide.

INFORMATION TECHNOLOGY — PACCAR has made major steps in developing the competitive advantages of a strong Information Technology Division (ITD). PACCAR's use of information technology is centered on developing software and hardware that will enhance the quality and efficiency of all operations throughout the company, including the integration of suppliers and customers into our defined operating platforms.

One of the major successes that ITD achieved was the implementation and utilization of the Electronic Dealerships in Renton and Eindhoven. These dealerships are interactive, walk-through demonstration modules showing the application of automated sales and service kiosks, tablet PCs, and electronic bar coding in a dealership environment. Over 2,500 employees, dealers and suppliers have benefited from the Electronic Dealership. Dealers have introduced important technological innovations within their organizations. The Electronic Dealership has enabled the company to synchronize its technology development in Internet sales applications, engineering design, aftermarket documentation and enhanced material logistics. ITD also established an ePortal communication link to 10,700 dealer personnel during the year, further increasing productivity and efficiency.

Other major accomplishments during the year include the launch of PACCAR Financial's automated credit-analysis software, a purchasing system update, the DAF Order Management System (OMS), ongoing server consolidation and installation of over 3,500 new PCs.

TRUCKS — U.S. and Canadian Class 8 retail sales in 2003 were 164,000 units, and the Mexican market totaled 14,000. Western Europe heavy truck sales were 218,000 units.

PACCAR's Class 8 retail sales market share in the U.S. and Canada was 23.5 percent in 2003. DAF's heavy-duty truck market share in Europe increased to a record 12.7 percent.

Industry Class 6 and 7 registrations in the U.S. and Canada numbered 70,000 units, a 5 percent reduction from the previous year. In Europe, the 6- to 15-tonne market was also 70,000 units, a 10 percent decrease from 2002. PACCAR increased its North American and European market share in the medium-duty truck segment, as the company delivered over 18,000 medium-duty trucks and tractors in 2003. Kenworth and Peterbilt are the fastest-growing medium-duty products in the marketplace, and this growth has contributed to improved dealer profitability.

One of the major highlights in 2003 was Peterbilt and Kenworth earning the highest awards in all four segments of the prestigious J.D. Power and Associates

Heavy-Duty Truck Customer Satisfaction Study.*

Other North American PACCAR truck accomplishments include the installation of robotic paint systems for clearcoat and basecoat application in the Peterbilt Denton, Texas, and Nashville, Tennessee, factories. The Peterbilt Nashville labor contract was ratified in June 2003. Kenworth commenced construction of a new 24,000-square-foot Research and Development Center in Renton and installed paint robots for clearcoat application.

PACCAR continued to realize ongoing synergies in its European companies' product development, purchasing and computer system infrastructure. DAF Trucks achieved record profits while increasing its market share for the fourth consecutive year. DAF installed state-of-the-art engine transfer and assembly lines. The proven DAF (PACCAR) engine is the leading power plant in a growing number of markets. The DAF Berlin dealership completed its first year of operation profitably, and DAF implemented comprehensive agreements with its sales and service dealers to comply with European block exemption legislation.

Foden Trucks added several new service locations in the U.K. The production of Foden trucks at the Leyland facility has enhanced unit profitability and improved vehicle quality.

PACCAR Mexico (KENMEX) had another record profit year, even as the Mexican economy experienced lower growth. KENMEX completed a thorough rearrangement of their assembly lines, including the construction of a new chassis paint booth. KENMEX began to import the DAF LF model, which will be sold in the Mexican urban markets.

PACCAR Australia had record sales and profits in 2003. The company achieved strong results in production, market share and customer aftermarket sales. In addition, PACCAR set new market share records in the distribution of DAF products in Australia.

The demand for PACCAR's export products throughout the world improved in 2003 and resulted in record profits for the international division.

AFTERMARKET TRUCK PARTS — PACCAR Parts had an excellent year in 2003 as they earned their 11th consecutive year of record profits. With sales of more than $1.2 billion, the PACCAR Parts aftermarket business is the primary source for replacement parts for PACCAR products and supplies parts for other truck brands to PACCAR's dealer networks in many regions of the world.

PACCAR Parts completed construction of a new 97,000-square-foot Parts Distribution Center (PDC) at Leyland, U.K., to service DAF and Foden customers. In addition, PACCAR Parts North America added 80,000 square feet to its Atlanta PDC to better serve customers in the region. Over 5 million Class 8 trucks are operating in North America and Europe, and the average age of these vehicles is estimated to be over six years. These trucks are an excellent platform for future parts and service business, which is provided by a growing number of Kenworth, Peterbilt, DAF and Foden service facilities.

PACCAR Parts Managed Dealer Inventory (MDI) is installed at over 530 PACCAR dealers worldwide. MDI utilizes proprietary software technology to determine parts-replenishment schedules. This program generates tremendous operating advantages to the dealers, including enhanced cost control, 24-hour/365-day-a-year service and increased profitability. The MDI program is a major competitive advantage for PACCAR dealers.

FINANCIAL SERVICES — At year-end, the PACCAR Financial Services (PFS) group of companies represented a portfolio of more than 116,000 trucks and trailers, with total assets of over $5.6 billion. PACCAR Financial Corp. (PFC) is the primary funding source in North America for Peterbilt and Kenworth trucks, financing nearly 28 percent of the production in 2003.

PFC's conservative business approach, coupled with PACCAR's impressive S&P credit rating of AA- and complemented by the strength of the dealer network, enabled PFC to earn a record profit in 2003. The results were achieved in a challenging marketplace, as over 1,800 fleets in the U.S. and Canada ceased business operations during the year. PACCAR Financial enhanced its credit-analysis program, Online Transportation Information System (OTIS), which generates improved customer information and reduces the time required for credit decisions.

PACCAR Financial Europe (PFE) completed its

** J.D. Power and Associates 2003 Heavy Duty Truck Customer Satisfaction Study℠. Kenworth: "Highest in Customer Satisfaction among Pickup and Delivery Segment Class 8 Trucks." Peterbilt: "Highest in Customer Satisfaction among Over the Road Segment Class 8 Trucks," "Highest in Customer Satisfaction among the Vocational Segment Class 8 Trucks," and "Highest in Customer Satisfaction with Heavy Duty Truck Dealer Service." Study based on 2,675 responses from principal maintainers of two-year-old heavy-duty trucks. www.jdpower.com.*

second year of operation in seven Western European countries by earning increased profits. PFE provides wholesale and retail financing for DAF and Foden dealers and customers and currently finances 15 percent of DAF's vehicle production.

PACCAR Leasing (PacLease) earned its 10th consecutive year of record operating profits. The PacLease fleet grew to more than 17,000 vehicles, as 16 percent of the North American Class 6-8 market chose full-service leasing to satisfy their equipment needs. The selection and growth of PacLease preventative-maintenance programs and repair contracts by many fleets was a major contributor to PacLease's success in 2003.

WINCHES — Overall demand for winches declined in 2003 because of ongoing economic issues in major markets. However, the Winch Division continued its long history of achieving good financial returns. Capital investments were made in new-product development to enhance product performance and in manufacturing to achieve further gains in quality and productivity.

A LOOK AHEAD — PACCAR had its second-best financial year in the company's history in 2003, with many operating divisions achieving record results. The dedicated efforts of more than 17,000 PACCAR employees enabled the company to continue to distinguish itself as a global leader in the commercial vehicle, finance and full-service leasing business. PACCAR has positioned itself as the highest-quality manufacturer in the industry and has built a business and technology framework several years ahead of its competitors. It is pleasing to note that shareholders recognize the value of consistent profitability and steady regular dividend growth, two operating characteristics that define PACCAR's business philosophy.

In North America, the economy is gradually beginning to strengthen, which should have a positive impact on the truck market in 2004. The euro zone continues to have economic challenges, as high unemployment, low growth and lack of labor mobility impede its recovery. The European truck market is expected to be slightly better than last year. The company continues to take aggressive steps to manage production rates and operating costs, consistent with its goal of achieving profitable market share growth. PACCAR's strong balance sheet has enabled the company to be at the forefront in terms of capital investment in all facets of the business, which should strengthen PACCAR's competitive advantage. Other fundamental elements contributing to the bright prospects of this vibrant, dynamic company are geographic diversification, with over 50 percent of revenues generated outside the U.S., modern manufacturing and parts distribution facilities, leading-edge and innovative information technology, conservative and comprehensive financial services, enthusiastic employees and the best distribution networks in the industry.

PACCAR has established a consistent record of earnings through all phases of the economic cycle, achieving annual profits for 65 consecutive years and paying a dividend since 1941. PACCAR's heritage, since its founding in 1905, has positioned the company to maintain the profitable growth its shareholders expect by delivering quality products and services that have made the company a leader in the markets it serves.

David Hovind, Vice Chairman and a PACCAR Director, retired after 39 years of outstanding service to the company. His contribution to PACCAR's success resulted from a blend of business acumen, tireless determination, keen human resource insight and a great sense of humor. David has been instrumental in the growth and development of many employees throughout the company. We will miss his wise counsel, sage advice, common sense and friendship.

Mark Pigott

MARK C. PIGOTT
Chairman and Chief Executive Officer
February 26, 2004


DAF
CF

DAF celebrated its 75th anniversary in 2003 by establishing all-time records in sales and profits. DAF further strengthened its competitive position with market-share gains in both the over-15-tonne and 6- to 15-tonne European truck markets.

DAF increased capital investment in its modern, efficient manufacturing facilities in Eindhoven and Westerlo. The introduction of sophisticated automated engine-assembly tooling, the installation of robotic cab welding and engine testing cells, and the refinement of integrated logistic capabilities propelled DAF to a leadership position in manufacturing excellence industry-wide.

The comprehensive new XF series (up to 50 tonnes GCW) was enhanced by adding multi-axle options during 2003, which greatly expanded the number of vehicle applications. The 6x2 rigid and tractor versions are ideal for high-volume and long-distance transport. The 6x4, 8x2 and 8x4 models feature increased axle loads and carrying capacities, well suited for heavy on- and off-road hauling. Highlighting the DAF XF's superior hauling capability, the Royal Dutch Army placed a significant order for 6x6 tractors. The articulated vehicles will transport loads of over 100 tonnes GCW in varied and rugged terrain.


DAF

During its 75-year history, DAF has consistently led the industry in technological advancements. DAF Vehicle Stability Control (VSC), unveiled this year, enhances safety by helping to maintain the steady ride of truck-suspension components. VSC is available on CF and XF series tractors.

DAF introduced the AS-Tronic automatic-shift gearbox as an option on its popular CF series. This automated transmission electronically selects the right gear, which enables the driver to optimize vehicle performance and reduce fuel consumption.

DAF continued to strengthen its vast distribution network of more than 900 dealer and service points throughout Europe. The introduction of Managed Dealer Inventory (MDI) and the Electronic Dealership enhanced the service network's aftermarket customer service.

The LF earned the "Best 7.5-Tonne Truck in the Import Category" in Germany for the third consecutive year, reinforcing the superior reputation of DAF vehicles.

A versatile and productive medium range of vehicles suited for a broad spectrum of applications, DAF's CF series offers excellent driver comfort, low operating cost, high transport efficiency and increased payload capacity.



Peterbilt achieved the highest rankings in the J.D. Power and Associates 2003 Heavy-Duty Truck Customer Satisfaction Study℠ in the over-the-road, vocational and heavy-duty truck dealer service segments.

Industry-leading product quality, high resale value and superior styling form the basis for Peterbilt's "Class" image among customers. The special-edition Model 379X was launched this year for owner/operators who desire a distinctively optioned truck. Exterior features include polished-aluminum fenders, Peterbilt oval-pattern grille and air cleaners, polished-aluminum centerline hood accents and accessory lighting. The 379X interior incorporates a brushed-aluminum dash, custom leather seats and brushed-aluminum sleeper trim.

Peterbilt enhanced its production quality by investing in robotic cab-paint cells at its factories and implementing new direct-current electronic tools for over 40 strategic torque junctions.

Peterbilt reinforced its leadership in technology advancement by unveiling an enhanced Low Air Leaf® Suspension — the industry's lightest standard-duty tandem air suspension. The proprietary design is 325 pounds lighter than the previous version and offers an improved 40,000-pound load rating to accommodate the toughest on-highway — and many vocational — applications.

Peterbilt

A larger standard rear window, which increases visibility by 53 percent, and optional rear-corner windows for Peterbilt day cabs were introduced for customers operating on the job site to increase safety and comfort.

The cab of Peterbilt's acclaimed medium-duty Model 330 was upgraded with a contemporary new interior trim package, which features improved lighting and enhanced ergonomics, a reconfigured instrument panel and increased storage capacity.

Heavy Duty Trucking magazine highlighted the new hood for Peterbilt's Model 357, with its dramatically enhanced forward visibility, as one of its Nifty Fifty best new product introductions of the year.

The TruckCare® Services program continued to expand its substantial menu of services in 2003, with additional TruckCare customer benefits available through the TruckCare Plus Credit Card. This financial program increases purchasing flexibility and simplifies accounting and cost control for fleets and owner/operators.

Peterbilt's Class 8 vehicles, including the sleek, contemporary Model 387, continue to lead the industry in performance, reliability and resale value — attributes that pay off in extraordinary brand loyalty.


KENWORTH

Kenworth was awarded the 2003 J.D. Power and Associates Award for Highest in Customer Satisfaction among Pickup and Delivery Segment Class 8 Trucks. Product introductions by "The World's Best" emphasized its reputation as a technology leader in the trucking industry.

Kenworth introduced extended cabs for its popular T600, T800 and W900 vehicles. The new extended cab increases interior space by 15 percent, which enhances driver comfort and provides additional storage space. The option is also offered as an aftermarket part for conversion of sleeper trucks into day cabs for the secondary market.

Kenworth expanded its use of innovative engineering by launching the AG400 Series lightweight rear axle air-ride proprietary suspension. This new design produces a smoother ride and virtually eliminates maintenance. The AG400, available in 40,000- and 46,000-pound axle ratings, gives Kenworth the broadest range of air suspensions in the industry.

Kenworth unveiled new options such as stylized lightweight aluminum wheels with a unique Kenworth hole pattern. A premium polished-stainless-steel air cleaner that enhances vehicle appearance and increases air flow by 25 percent was also launched during the year.

The Kenworth T300 Class 6/7 conventional gained market share during 2003 as customers benefited from its significant life-cycle cost advantages. New options include high-capacity hydraulic brake configurations, an accessory air system, dual aerodynamic mirrors and proprietary aluminum wheels.

Kenworth underscored its commitment to new designs by constructing a state-of-the-art 24,000-square-foot research and development center near its plant in Renton, Washington. The new R&D center includes an electronics lab, model shop, machine shop and innovative design-visualization room.

The strong Kenworth dealer network expanded to 287 locations in the U.S. and Canada. Kenworth also added to its comprehensive customer-support program with Kenworth PremierCare® Connect Plus, an enterprise-wide fleet maintenance management system, fleet and owner/operator credit cards and a national tire-emergency program.

The W900, among North America's most recognized Class 8 trucks, with one of the highest resale values in the industry, combines traditional styling with advanced technology to deliver a vehicle that is versatile, efficient, productive and satisfying to drive.

PACCAR Australia leveraged a robust market and unprecedented demand for heavy-duty trucks to soar to new profit, sales and production records in 2003. Kenworth reinforced its number one position as the overwhelming choice among operators who challenge the vast and diverse Australian continent.

The Australian economy remained strong during 2003. PACCAR Australia, the continent's leading producer of heavy commercial vehicles, continued to dominate the long-distance-vehicle segment, where multiple trailers, heavy payloads and thousands of miles between population centers necessitate a custom-built solution of absolute reliability.

PACCAR Australia unveiled the Kenworth T350, featuring the lowest tare weight in its class. This medium-duty conventional offers customers excellent payload potential, with exceptional maneuverability, visibility and driver comfort — all important factors for in-city delivery operations. PACCAR Australia also enhanced its share of vocational and urban distribution markets last year with the successful introduction of cab-over-engine DAF products — the XF, CF and LF series.


KW

Specifically designed and application engineered in Australia for intrastate and urban operations hauling up to 46 tonnes, the T350 is the latest addition to the range of heavy-duty trucks from market leader Kenworth.

PACCAR Mexico (KENMEX) captured over 58 percent of heavy-duty tractor sales in the Mexican market during 2003. This excellent result reflects customers' delight with Kenworth's superior product quality, dealer network, financial services and after sales support.

Kenworth underscored its strong heritage within the Mexican trucking industry with the special-edition T800 Centenario. Created to commemorate the 100th anniversary of the city of Mexicali, where the KENMEX factory is located, the T800 features a myriad of special options, including exclusive paint designs and dash instrumentation.

KENMEX is introducing the DAF LF — 2002 International Truck of the Year in Europe — to serve Mexico's Class 6/7 urban delivery markets, which require smaller vehicles with superior maneuverability and visibility.

In 2003, KENMEX added several new dealer locations to the country's most extensive service network, increasing the total number of dealer facilities to 87. KENMEX capital investments included new chassis paint and assembly lines, which will enhance operating efficiency and product quality. KENMEX offers a complete portfolio of aftermarket customer services, including PACCAR Financial and PacLease.



As the dominant brand on Mexican roads, Kenworth trucks — such as this T800 SH (short hood) concrete pumper — continue to set the standard for product quality, longevity, strength and durability.

Leyland, the U.K.'s largest truck manufacturer, delivered over 13,000 quality vehicles to customers throughout Europe in 2003. The manufacturing excellence reflected in DAF and Foden product lines has increased market share for both marques.

With its world-class 600,000-square-foot manufacturing facility, Leyland produces the entire Foden product line as well as the DAF right-hand-drive CF65 and 85 series and the highly acclaimed DAF LF range for urban applications.

Significant capital investments in 2003 were focused on construction of a 97,000-square-foot Parts Distribution Center (PDC). The new PDC, which distributes DAF and Foden parts to dealers throughout the U.K., is equipped with high-efficiency, state-of-the-art storage, material-handling and computerized parts-management systems. The Leyland manufacturing facility, regarded as one of the most efficient in Europe, installed a new component paint assembly line, enhanced its integrated logistics applications and developed a new 3-D engineering platform for manufacturing optimization.

Leyland celebrated the production of its 200,000th truck — a DAF LF — with His Royal Highness the Duke of York attending the festive occasion.


DAF
LF
DAF

The U.K.'s leading truck maker, Leyland is renowned for its production quality, enabling DAF and Foden to set new standards for excellence in a wide variety of urban transport applications.

Foden, one of the U.K.'s most revered nameplates, capitalized on the competitive strengths of its Alpha range to significantly increase its sales and presence in the fleet sector.

Increased recognition of Alpha's dramatic life-cycle cost benefits, operating efficiency and potential for greater driver satisfaction, together with competitive financing and full-service leasing packages, enabled Foden to more than double fleet sales in 2003.

A critical factor in Foden's success this year was its introduction of Dual-Fuel engines. Available on select Alpha models, the new environmentally friendly 400-hp engines are powered by compressed natural gas (CNG) or liquid natural gas (LNG) in tandem with diesel fuel. Integrated electronic controls optimize performance, economy and emissions. Foden is the only U.K. truck manufacturer offering this "green" alternative.

Foden enhanced its 8x4 model range with a lower-ride-height option using drop-beam front axles and a redesigned Foden proprietary rear suspension. The lower ride height is ideal for applications such as tankers, concrete mixers, bulk tippers and drop-side vehicles.



Foden's Alpha multi-axle rigid models excel in the most arduous operating environments, merging a tough, durable chassis and class-leading driver environment with exceptional operating efficiency.

PACCAR International, a leader in marketing trucks for specialized applications around the world, delivered vehicles to over 40 countries during 2003. Strong demand for PACCAR on- and off-highway trucks led to gains in sales and profits for PACCAR International.

The global market for on-highway trucks improved for PACCAR International in Colombia, New Zealand and South Africa. In addition, the oilfield sector remained buoyant, creating steady demand for proven PACCAR off-highway vehicles such as the Kenworth C500 and the legendary Kenworth Super 953.

PACCAR International expanded its dealer network to market Kenworth, Peterbilt and DAF vehicles, according to market preference and applications. This multibrand strategy provides dealers with complementary product lines that serve virtually all segments of the market. PACCAR International launched DealerNet in 2003, a single Internet portal designed to facilitate communication with dealers and improve access by dealers to PACCAR diagnostic and Web-based aftermarket application tools worldwide.


PACCAR International

PACCAR International facilitates truck sales worldwide, utilizing PACCAR's many assembly facilities to manufacture reliable, high-quality transportation solutions — like this T800 destined for the Dominican Republic.

PACCAR Parts celebrated 11 consecutive years of record sales and profits during 2003 — a remarkable achievement that reflects a strong dealer network, innovative use of information technology and unrivaled industry-leading aftermarket customer services.

PACCAR Parts' sales outpaced an expanding global market for aftermarket truck parts during 2003, with over nine million order lines shipped to customers throughout the world for all makes of trucks. PACCAR Parts in Europe introduced a comprehensive array of competitive sales initiatives and products, which enabled DAF to be in the leading position for aftermarket parts support and customer service.

PACCAR Customer Call Centers offer 24/7 roadside-assistance support to truck drivers throughout North America and Europe and manage over 1.6 million telephone calls annually. In 2003, PACCAR Parts launched Connect Plus in North America. This new program enables large fleets to manage their maintenance operations and parts inventory in real time, over the Web. PACCAR Parts enhanced its global network of distribution centers with an 80,000-square-foot addition in Atlanta and construction of a new Parts Distribution Center in the U.K.


PACCAR
Thanks You
For Your Business
S43

PACCAR Parts' new 97,000-square-foot Parts Distribution Center at Leyland in the U.K. is equipped with high-efficiency, state-of-the-art storage, material-handling and computerized parts-management systems.

PACCAR's Financial Services Companies (PFS), which support the sale of PACCAR trucks worldwide, achieved record income in 2003 while increasing finance volumes and market share. PFS portfolios comprised over 116,000 trucks and trailers, with total assets of $5.6 billion.

For more than 40 years, PACCAR Financial Corp. (PFC) has been the primary lender for Kenworth and Peterbilt trucks. Surging insurance premiums and higher fuel prices challenged many fleet operators during 2003. However, stable freight levels and improved operating performance resulted in fleets being able to replace aged vehicles with new equipment.

In 2003, PFC implemented a new data-warehouse information system that assimilates marketing analysis from throughout PACCAR to assist dealers in identifying high-potential regions, segments and customers. This analysis is used to tailor products and services to better meet the needs of individual markets.

PACCAR Financial Europe (PFE) has grown to over $1 billion in assets, and provides financial services to DAF and Foden dealers and customers in seven Western European countries.


PACCAR
FINANCIAL

PACCAR Financial Services Companies facilitate the sale of PACCAR products throughout the world. Established in 2001, PACCAR Financial Europe has emerged as the primary lender for DAF and Foden trucks.

PACCAR Leasing capitalized on growing demand for outsourced transport services to register its 10th consecutive year of record profits in 2003. One of the largest full-service truck rental and leasing networks in North America, the PacLease fleet contains over 17,000 units, with nearly 1,200 leased vehicles serving Mexico.

In 2003, 16 percent of all Class 6, 7 and 8 vehicles produced were delivered to the full-service leasing industry. Increasing government transport regulations and sophisticated maintenance requirements for vehicle systems combined to produce an expanding market for full-service leasing and outsourced fleet services.

PACCAR Leasing's competitive advantages include custom-built, premium-quality PACCAR products with strong residual values and lower operating expenses, a large network of responsive franchises and a full spectrum of value-added transportation services. These factors are especially attractive to companies with national distribution that need a full-service lease company to handle their transportation requirements.

In 2003, PACCAR Leasing strengthened its market presence, opening six new sales offices, expanding its network to 180 outlets and utilizing company region sales managers to buttress major accounts.




PacLease

PACCAR Leasing expanded the size of its fleet considerably in 2003 and continues to expand its penetration of the medium-duty market with an increasing number of premium-quality Class 6-7 trucks, such as this Kenworth T300.

PACCAR Technical Centers — world-class facilities in Europe and the United States — emphasize PACCAR's commitment to design and produce the highest-quality products in the industry. Increased use of predictive analysis has accelerated product development and testing programs.

The U.S. technical center expanded its capabilities to model, test and validate products faster and more efficiently using Six Sigma design practices. A new virtual reality laboratory enables engineers to rapidly assess the ergonomic "fit" of various cab-interior concepts, in full size, without a physical mock-up. Updated supercomputers simulate the results of iterative cab shakes on design variables prior to final validation, often completing the analysis up to 10 times faster than on-road evaluation. A new rapid-prototyping machine, utilizing computerized models, dramatically reduces future product development cycles.

PACCAR's European technical center focused its advanced resources on evaluating components for new-generation PACCAR engines that exceed stringent emission and environmental standards. The facility developed key facets of DAF's Vehicle Stability Control and the CF and XF series' automatic-shift gearbox integration.



PACCAR's technical centers, in the Netherlands and in Washington State, accelerate product-development cycles by employing highly sophisticated engineering analysis, simulation and rapid prototyping.

The Winch Division is the premier full-line producer of industrial winches in the world. Braden recovery winches, hoists and drives, Gearmatic planetary hoists and Carco tractor winches — all renowned for their engineering excellence and dependability — serve an exceptionally diversified customer base.

Improvements in the oilfield, hydraulic winch distribution and forestry markets were offset by lower demand in crane and construction sectors, resulting in a slight decline in sales volumes and profits.

PACCAR Winch expanded its extensive winch line for heavy-duty crane-hoist applications with the introduction of the new GPH30, rated at 20,000-pound line pull. This innovative design offers extended life and higher line capacity for crane capacities up to 90 tons. The GPH30 exceeds stringent European design standards, enhancing its value to customers that have worldwide equipment specifications.

The Winch Division augmented its comprehensive line of hydraulically driven recovery winches by launching the HP35 and HP55. Rated at 35,000-pound and 55,000-pound line pull, respectively, these winches were developed specifically for DAF vehicles utilized in rigorous applications by the Dutch military.



PACCAR WINCH

The PACCAR Winch Division's latest advances in technology, including piston motors, tension rollers and grooved cable drums, enable more precise spooling of wire rope and greatly enhance customer value.

EARNINGS & DIVIDENDS PER SHARE*
dollars



3.50
3.00
2.50
2.00
1.50
1.00
.50
0.00
94 95 96 97 98 99 00 01 02 03

■ *Diluted Earnings per Share*

□ *Dividends per Share*

**Restated to give effect to a 50% stock dividend effective in February 2004.*

U.S. AND CANADA CLASS 8 TRUCK MARKET SHARE
retail sales



300
240
180
120
60
0
50%
40%
30%
20%
10%
0%
94 95 96 97 98 99 00 01 02 03

□ *Total U.S. and Canada Class 8 Units excluding PACCAR (in thousands)*

■ *PACCAR Units (in thousands)*

-o- *PACCAR Market Share (percent)*

TOTAL ASSETS
billions of dollars



10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
94 95 96 97 98 99 00 01 02 03

□ *Truck and Other*

■ *Financial Services*

GEOGRAPHIC REVENUE
billions of dollars



9.0
7.5
6.0
4.5
3.0
1.5
0.0
94 95 96 97 98 99 00 01 02 03

▤ *United States*

■ *Outside U.S.*

(tables in millions, except per share data)

RESULTS OF OPERATIONS:

	2003	2002	2001
Net sales and revenues:			
Truck and Other	**$7,721.1**	$6,786.0	$5,641.7
Financial Services	**473.8**	432.6	458.8
	$8,194.9	$7,218.6	$6,100.5
Income before taxes:			
Truck and Other	**$ 640.6**	$ 473.4	$ 185.0
Financial Services	**123.6**	72.2	35.0
Investment Income	**41.3**	28.5	35.3
Income taxes	**(279.0)**	(202.1)	(81.7)
Net income	**$ 526.5**	$ 372.0	$ 173.6
Diluted earnings per share	**$ 2.99**	$ 2.13	$ 1.00

Overview:

PACCAR is a multinational company whose principal businesses include the design, manufacture and distribution of high-quality, light-, medium- and heavy-duty commercial trucks and related aftermarket parts. A portion of the Company's revenues and income is also derived from the financing and leasing of its trucks and related equipment. The Company also manufactures and markets industrial winches.

In 2003, heavy-duty truck industry retail sales in the U.S. and Canada were similar to the prior year at 164,000 units. Peterbilt and Kenworth market share at 23.5% was comparable to their share in 2002.

In Europe, PACCAR's other major market, DAF and Foden truck sales and revenues were 32% higher than the prior year due to a steady increase in customer demand for DAF's industry-leading products and a positive impact from the increase in the value of the euro versus the U.S. dollar. PACCAR's DAF truck brand increased its share of the 15 tonne and above market to 12.7% from 12.0% in 2002.

PACCAR's net income in 2003 was $526.5 million ($2.99 per diluted share), on revenues of $8.19 billion. This compares to 2002 net income of $372.0 million ($2.13 per diluted share) on revenues of $7.22 billion.

Net income increased in 2003 primarily due to improved truck sales and margins in the European and Australian markets, an improvement in Financial Services pre-tax income and higher foreign currency values.

Selling, general and administrative (SG&A) expense for Truck and Other decreased to $345.0 million in 2003 compared to $354.5 million in 2002. The Company continued to vigorously pursue cost reductions as SG&A expense as a percent of sales decreased to a record low of 4.5% in 2003 from 5.2% in 2002. SG&A reduction in 2003 was partially offset by the impact of the weaker U.S. dollar, which had the effect of increasing SG&A by approximately $25 million.

Financial Services revenues increased 10% to $473.8 million in 2003. Financial Services income before taxes increased to a record $123.6 million compared to $72.2 million in 2002 as a result of higher finance margins and lower credit losses.

Investment income of $41.3 million in 2003 was $12.8 million higher than the prior year due to higher asset balances and the absence of a write-down of marketable securities of $10.8 million included in 2002 investment income. Low market interest rates partially offset the benefits of higher balances.

Income taxes as a percentage of pretax income were 34.6% in 2003 compared to 35.2% in the previous year. The lower effective tax rate in 2003 was primarily due to an increase in the proportion of taxable profit earned outside the U.S.

Truck

PACCAR's truck segment, which includes the manufacture and distribution of trucks and related aftermarket parts, accounted for 93% of revenues in 2003 and 2002 and 91% of revenues in 2001. In North America, trucks are sold under the Kenworth and Peterbilt nameplates and, in Europe, under the DAF and Foden nameplates.

	2003	2002	2001
Truck net sales and revenues	**$7,661.2**	$6,733.2	$5,575.8
Truck income before taxes	**$ 655.4**	$ 482.5	$ 189.1

2003 Compared to 2002:
PACCAR's worldwide truck sales and revenues increased $928.0 million to $7.66 billion in 2003 primarily due to higher truck sales in Europe and a $485 million positive impact from the increase in the value of the euro versus the U.S. dollar. Worldwide truck deliveries were 93,000 units, a slight increase compared to 2002.

Truck income before taxes was $655.4 million compared to $482.5 million in 2002. The increase from the prior year was the result of higher margins, ongoing cost-reduction programs and a $55 million favorable impact of the weaker U.S. dollar.

Retail sales of new Class 8 trucks in the U.S. and Canada totaled 164,000 units in 2003, comparable to the 2002 level of 166,000. PACCAR's Class 8 market share in the U.S. and Canada was also similar to 2002. Kenworth and Peterbilt continued to improve their share of the U.S. and Canada Class 6 and 7 market in 2003, boosting their combined market share to 9.5%.

The European 15 tonne and above truck market decreased slightly to 218,000 units. DAF trucks increased its share of the European heavy-duty market to 12.7% from 12.0% in 2002. DAF also improved its market share to 8.7% from 8.6% in the 6 to 15 tonne market. Sales in Europe represented approximately 35% of PACCAR's total Truck and Other net sales and revenue in 2003, compared to 31% in 2002.

PACCAR also has a significant market presence in Mexico and Australia. Combined sales and profits of Mexico and Australia were higher by 19% and 63%, respectively, in 2003 compared to 2002. These markets represented approximately 11% of sales and 18% of profits during 2003, compared to 11% of sales and 15% of profits in 2002.

Sales and profits from trucks sold to export customers in South America, Africa and Asia improved in 2003 versus 2002.

PACCAR's worldwide aftermarket parts revenues increased in 2003 compared to 2002. Parts operations in North America and Europe benefited from a growing truck population, the addition of a parts warehouse in the U.K. and successful integration of PACCAR technology with dealer business systems to improve responsiveness to customer needs.

Research and development expense totaled $81.1 million in 2003, an increase of $25.1 million from 2002, reflecting additional projects focused on new truck designs, technological innovations and continued improvement in industry-leading product quality.

2002 Compared to 2001:
PACCAR's worldwide truck sales and revenues increased 21% to $6.73 billion in 2002 primarily as a result of higher truck sales volume in North America. Truck income before taxes was $482.5 million compared to $189.1 million earned in 2001 due to higher sales and margins and vigorous cost control.

Retail sales of new Class 8 trucks in the U.S. and Canada were 166,000 in 2002, a 5% increase from the 2001 level of 158,000. PACCAR's Class 8 retail sales increased approximately 27% from 2001 levels and market share increased to 23.6% from 19.6% in 2001.

The European heavy-duty truck market decreased 11% to 220,000 units. The success of 2002 and 2001 product introductions resulted in improved heavy-duty market share for PACCAR's DAF truck brand from 11.3% to 12.0%. Sales in Europe were 31% of PACCAR's Truck and Other net sales and revenues in 2002 compared to 37% in 2001.

PACCAR's worldwide aftermarket parts revenues increased in 2002 compared to 2001.

Truck Outlook
In North America, demand for medium- and heavy-duty trucks is expected to improve 10% to 15% during 2004 compared to 2003 as customers replace aging trucks and economic conditions become more favorable.

In Europe, the heavy-duty truck market is expected to be slightly better than 2003 levels, but is dependent on general economic conditions in the euro zone.

Financial Services
The Financial Services segment, which includes wholly owned subsidiaries in the United States, Canada, Mexico, Australia and Europe, derives its earnings primarily from financing or leasing PACCAR products.

In 2001, PACCAR launched the financial operations of its wholly owned subsidiary, PACCAR Financial Europe, which provides finance and leasing products to DAF customers. The Company is phasing out its 49% equity ownership in DAF Financial Services (DFS). DFS ceased writing new business in the second half of 2001. The joint venture had assets of $245 million at December 31, 2003, compared to $425 million at December 31, 2002. The $42 million investment in this joint venture is recorded under the equity method and is included in Financial Services other assets.

	2003	2002	2001
Financial Services:			
Average earning assets	**$5,139.0**	$4,670.0	$4,725.0
Revenues	**473.8**	432.6	458.8
Income before taxes	**123.6**	72.2	35.0

2003 Compared to 2002:
Financial Services revenues increased 10% to $473.8 million in 2003 compared to the prior year. The majority of the earning asset increase during 2003 came from PACCAR Financial Europe, which has continued to grow during its second full year of operations in 2003.

Income before taxes increased 71% to $123.6 million in 2003 compared to $72.2 million in 2002. The improvement was primarily due to higher finance margins in the U.S., Canada and Europe and lower credit losses in the U.S. and Canada. Credit losses for the Financial Services segment were $24.2 million in 2003, compared to $51.1 in 2002. The lower credit losses reflect fewer truck repossessions and higher used truck prices. The increase in finance margins in the U.S. and Canada was due to a lower cost of funds, partially offset by a lower yield. The increase in finance margins in Europe was due to an increase in earning assets.

2002 Compared to 2001:
Financial Services revenues decreased to $432.6 million from 2001 due to lower earning asset balances and reduced market interest rates. Average earning assets were slightly lower, despite higher lending volume, due to an excess of collections over loan originations in North America. PACCAR Financial Europe completed its first full year of operations, resulting in growth in the European earning asset base.

Income before taxes more than doubled to $72.2 million due to lower credit losses in the U.S. as well as improved finance margins. Credit losses for the segment were $51.1 million in 2002 compared to $86.4 million in 2001. During 2002, the U.S. finance company experienced steady reductions in the levels of past dues and repossessions as well as a lower loss per repossession resulting from improved used truck prices.

Financial Services Outlook
The outlook for the Financial Services segment is dependent on the generation of new business and by the level of credit losses experienced. Asset growth is likely in Europe and in the U.S. and Canada, consistent with the anticipated improvement in the general economy and the resulting increase in truck sales. Some economic weakness, as well as high fuel and insurance costs, could exert pressure on the profit margins of truck operators and result in a return to higher past-due accounts and repossessions.

Other Business
Included in Truck and Other is the Company's winch manufacturing business. Sales from this business represent less than 1% of net sales for 2003, 2002 and 2001.

LIQUIDITY AND CAPITAL RESOURCES:

	2003	2002	2001
Cash and cash equivalents	**$1,347.0**	$ 773.0	$ 655.2
Marketable securities	**377.1**	535.3	406.9
	$1,724.1	$1,308.3	$1,062.1

The Company's cash and marketable securities totaled $1.72 billion at December 31, 2003. This was $415.8 million more than 2002. Cash inflows from operations were used for dividends, capital expenditures, pension contributions, acquisitions of equipment under operating leases, debt repayment and investments in the Financial Services operations.

The Company has a $1.5 billion multiyear bank facility available. The credit facility, $750 million of which matures in 2004 and another $750 million which matures in 2006, is primarily used to provide backup liquidity for the Financial Services commercial paper program. The Company's strong liquidity position and AA- investment grade credit rating continue to provide financial stability and access to capital markets at competitive interest rates.

Truck and Other
The Company provides funding for working capital, capital expenditures, research and development, dividends and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Long-term debt and commercial paper were reduced to $41.5 million as of December 31, 2003, and consists of fixed and floating rate Canadian dollar debt for the construction of the Company's truck assembly facility in Quebec in 1999.

Expenditures for property, plant and equipment in 2003 totaled $111 million as compared to $78 million in 2002. Over the last five years, the Company's worldwide capital spending, excluding the Financial Services segment, totaled $665 million.

Spending for capital investments in 2004, including new product development, is expected to increase from 2003 levels. PACCAR is accelerating investments in state-of-the-art technology to improve product design and quality, increase capacity, achieve efficiencies in business processes, enhance the distribution network, as well as develop new manufacturing tooling to support product development plans.

Financial Services

The Company funded its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. An additional source of funds was capital contributions and loans from other PACCAR companies in the Truck segment.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes and, to a lesser extent, bank loans. The medium-term notes are issued by PACCAR's largest financial services subsidiary, PACCAR Financial Corp (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. A $2.5 billion shelf registration filed in 2000 had been fully utilized as of October 20, 2003. PFC filed a new $3 billion shelf registration, which became effective January 16, 2004.

To reduce exposure to fluctuations in interest rates, the Financial Services companies pursue a policy of structuring borrowings with interest-rate characteristics similar to the assets being funded. As part of this policy, the companies use interest-rate contracts. The permitted types of interest-rate contracts and transaction limits have been established by the Company's senior management, who receive periodic reports on the contracts outstanding.

PACCAR believes its Financial Services companies will be able to continue funding receivables and servicing debt through internally generated funds, lines of credit and access to public and private debt markets.

Commitments

The following summarizes the Company's contractual cash commitments at December 31, 2003:

	Maturity		
	Within One Year	More than One Year	Total
Borrowings	$3,095.8	$ 731.8	$3,827.6
Operating leases	25.8	37.6	63.4
Other obligations	58.2	103.4	161.6
Total	$3,179.8	$ 872.8	$4,052.6

At the end of 2003, the Company had approximately $4.1 billion of cash commitments, including $3.2 billion maturing within one year. As described in Note K of the consolidated financial statements, borrowings consist primarily of term debt and commercial paper of the Financial Services segment. Approximately $3.8 billion of the cash commitments were related to the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Other obligations include deferred cash compensation, the Company's contractual commitment to acquire future production inventory and a minimum fixed fee for third-party parts distribution in the United Kingdom, all of which are expected to be met from cash generated by operations.

The Company's other commitments include the following at December 31, 2003:

	Commitment Expiration		
	Within One Year	More than One Year	Total
Letters of credit	$ 34.8	$ .3	$ 35.1
Loan guarantees	1.8	12.5	14.3
Loan and lease commitments	178.4		178.4
Equipment acquisition commitments		53.4	53.4
Residual value guarantees	140.8	226.6	367.4
Total	$355.8	$292.8	$648.6

Loan guarantees consist of guarantees of the borrowings of certain PACCAR dealers. Loan and lease commitments are to fund new retail loan and lease contracts. Equipment acquisition commitments require the Company, under specified circumstances, to purchase equipment. Residual value guarantees represent the Company's commitment to acquire equipment at a guaranteed value if the customer decides to return the equipment at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various federal, state and local requirements relating to the environment. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations enacted at the time such use and disposal occurred.

Expenditures related to environmental activities were $1.2 million in 2003, compared to $1.9 million in 2002 and $2.6 million in 2001.

The Company is involved in various stages of investigations and cleanup actions related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by the U.S. Environmental Protection Agency (EPA) or by a state-level environmental agency. At certain of these sites, the Company, together with other parties, is participating with the EPA and other state-level agencies both in cleanup studies and the determination of remedial action, as well as actual remediation procedures.

The Company's estimated range of reasonably possible costs to complete cleanup actions, where it is probable that the Company will incur such costs and where such amounts can be reasonably estimated, is between $22.0 million and $51.1 million. The Company has established a reserve to provide for estimated future environmental cleanup costs.

In prior years, the Company was successful in recovering a portion of its environmental remediation costs from insurers, but does not believe future recoveries from insurance carriers will be significant.

While the timing and amount of the ultimate costs associated with environmental cleanup matters cannot be determined, management does not expect that these matters will have a material adverse effect on the Company's consolidated cash flow, liquidity or financial condition.

CRITICAL ACCOUNTING POLICIES:

In the preparation of the Company's financial statements, in accordance with Accounting Principles Generally Accepted in the United States, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements.

Operating Leases

The accounting for trucks sold pursuant to agreements accounted for as operating leases is discussed in Notes A and F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model and anticipated market demand and the expected usage of the truck. If the sales price of the trucks at the end of the term of the agreement differs significantly from the Company's estimate, a gain or loss will result. The Company believes its residual-setting policies are appropriate; however, future market conditions, changes in government regulations and other factors outside the Company's control can impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted downward if market conditions warrant.

Allowance for Credit Losses

The establishment of credit loss reserves on financial services receivables is dependent on estimates, including assumptions regarding collectibility of past due accounts, repossession rates and the recovery rate on the underlying collateral. The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio. If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be adversely impacted.

Product Warranty

The expenses related to product warranty are estimated and recorded at the time products are sold based on historical data regarding the source, frequency, and cost of warranty claims. Management believes that the warranty reserve is appropriate and takes actions to minimize warranty costs through quality-improvement programs; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Pension and Other Postretirement Benefits

The Company's employee pension and other postretirement benefit costs and obligations are governed by Financial Accounting Standards No. 87 and No. 106. Under these rules, management determines appropriate assumptions about the future, which are used by actuaries to estimate net costs and liabilities. These assumptions include discount rates, health care cost trends, inflation rates, long-term rates of return on plan assets, retirement rates, mortality rates and other factors. Management bases these assumptions on historical results, the current environment and reasonable expectations of future events. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect expense in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefits costs and obligations. See Note L to the Financial Statements for more information regarding costs and assumptions for employee benefit plans.

FORWARD-LOOKING STATEMENTS:

Certain information presented in this report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; insufficient or under-utilization of manufacturing capacity; supplier interruptions; increased warranty costs or litigation; or legislative and governmental regulations.

Year Ended December 31	2003	2002	2001
	(millions except per share data)		
TRUCK AND OTHER:			
Net sales and revenues	**$7,721.1**	$6,786.0	$5,641.7
Cost of sales and revenues	**6,732.0**	5,947.2	5,079.1
Selling, general and administrative	**345.0**	354.5	367.1
Interest and other expense, net	**3.5**	10.9	10.5
	7,080.5	6,312.6	5,456.7
Truck and Other Income Before Income Taxes	**640.6**	473.4	185.0
FINANCIAL SERVICES:			
Revenues	**473.8**	432.6	458.8
Interest and other	**248.7**	237.7	275.3
Selling, general and administrative	**72.9**	69.5	62.0
Provision for losses on receivables	**28.6**	53.2	86.5
	350.2	360.4	423.8
Financial Services Income Before Income Taxes	**123.6**	72.2	35.0
Investment income	**41.3**	28.5	35.3
Total Income Before Income Taxes	**805.5**	574.1	255.3
Income taxes	**279.0**	202.1	81.7
Net Income	**$ 526.5**	$ 372.0	$ 173.6
Net Income Per Share			
Basic	**$ 3.01**	$ 2.15	$ 1.01
Diluted	**$ 2.99**	$ 2.13	$ 1.00
Weighted Average Number of Common Shares Outstanding			
Basic	**174.8**	173.3	172.1
Diluted	**176.1**	174.6	173.1

See notes to consolidated financial statements.

ASSETS

December 31	**2003**	2002
	(millions of dollars)	
TRUCK AND OTHER:		
Current Assets		
Cash and cash equivalents	**$1,323.2**	$ 738.1
Trade and other receivables, net of allowance for losses (2003 - $14.9 and 2002 - $25.9)	**479.1**	404.7
Marketable debt securities	**377.1**	535.3
Inventories	**334.5**	310.6
Deferred taxes and other current assets	**85.0**	112.9
Total Truck and Other Current Assets	**2,598.9**	2,101.6
Equipment on operating leases, net	**494.8**	447.3
Goodwill and other	**347.1**	222.9
Property, plant and equipment, net	**893.4**	818.4
Total Truck and Other Assets	**4,334.2**	3,590.2
FINANCIAL SERVICES:		
Cash and cash equivalents	**23.8**	34.9
Finance and other receivables, net of allowance for losses (2003 - $119.2 and 2002 - $109.1)	**4,994.9**	4,659.2
Equipment on operating leases, net	**471.0**	310.9
Other assets	**115.7**	107.3
Total Financial Services Assets	**5,605.4**	5,112.3
	$9,939.6	$ 8,702.5

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31	**2003**	2002
	(millions of dollars)	
TRUCK AND OTHER:		
Current Liabilities		
Accounts payable and accrued expenses	**$1,334.4**	$1,149.3
Current portion of long-term debt and commercial paper	**7.8**	37.7
Dividend payable	**140.1**	71.4
Total Truck and Other Current Liabilities	**1,482.3**	1,258.4
Long-term debt and commercial paper	**33.7**	33.9
Residual value guarantees and deferred revenues	**560.4**	516.4
Deferred taxes and other liabilities	**330.5**	289.9
Total Truck and Other Liabilities	**2,406.9**	2,098.6
FINANCIAL SERVICES:		
Accounts payable, accrued expenses and other	**126.8**	125.9
Commercial paper and bank loans	**2,263.0**	2,009.8
Term debt	**1,523.1**	1,517.8
Deferred taxes and other liabilities	**373.4**	349.7
Total Financial Services Liabilities	**4,286.3**	4,003.2
STOCKHOLDERS' EQUITY		
Preferred stock, no par value – authorized 1.0 million shares, none issued		
Common stock, $1 par value – authorized 200.0 million shares, 175.1 million shares issued and outstanding	**175.1**	115.9
Additional paid-in capital	**524.2**	545.8
Retained earnings	**2,399.2**	2,113.3
Accumulated other comprehensive income (loss)	**147.9**	(174.3)
Total Stockholders' Equity	**3,246.4**	2,600.7
	$9,939.6	$8,702.5

See notes to consolidated financial statements.

Year Ended December 31	**2003**	2002	2001
		(millions of dollars)	
OPERATING ACTIVITIES:			
Net income	**$ 526.5**	$ 372.0	$ 173.6
Items included in net income not affecting cash:			
Depreciation and amortization:			
Property, plant and equipment	**116.1**	118.0	107.5
Equipment on operating leases and other	**151.4**	100.2	72.4
Provision for losses on financial services receivables	**28.6**	53.2	86.5
Other	**21.7**	49.4	41.0
Change in operating assets and liabilities:			
(Increase) Decrease in assets other than cash and equivalents:			
Receivables	**(32.8)**	39.3	78.6
Inventories	**23.6**	(15.9)	23.8
Other	**(57.3)**	(36.3)	(12.8)
Increase (Decrease) in liabilities:			
Accounts payable and accrued expenses	**57.5**	82.5	(45.7)
Deferred lease revenues	**(55.3)**	32.7	104.2
Other	**38.7**	.3	(3.4)
Net Cash Provided by Operating Activities	**818.7**	795.4	625.7
INVESTING ACTIVITIES:			
Finance receivables originated	**(1,928.2)**	(1,829.3)	(1,560.1)
Collections on finance receivables	**1,910.5**	1,869.7	1,897.9
Net (increase) decrease in wholesale receivables	**(27.8)**	(205.1)	45.5
Marketable securities purchases	**(945.6)**	(659.3)	(636.8)
Marketable securities sales and maturities	**1,097.9**	537.1	628.6
Acquisition of property, plant and equipment	**(111.2)**	(78.8)	(83.9)
Acquisition of equipment for operating leases	**(258.1)**	(261.4)	(225.4)
Proceeds from asset disposals	**30.9**	28.5	18.8
Other	**(7.7)**	5.6	(9.5)
Net Cash (Used in) Provided by Investing Activities	**(239.3)**	(593.0)	75.1
FINANCING ACTIVITIES:			
Cash dividends paid	**(171.9)**	(123.0)	(168.4)
Stock option transactions	**23.8**	22.4	12.0
Net increase (decrease) in commercial paper and bank loans	**20.2**	12.7	(337.7)
Proceeds from long-term debt	**659.2**	867.4	458.8
Payments on long-term debt	**(662.0)**	(938.6)	(517.2)
Net Cash Used in Financing Activities	**(130.7)**	(159.1)	(552.5)
Effect of exchange rate changes on cash	**125.3**	74.5	(29.8)
Net Increase in Cash and Cash Equivalents	**574.0**	117.8	118.5
Cash and cash equivalents at beginning of year	**773.0**	655.2	536.7
Cash and cash equivalents at end of year	**$ 1,347.0**	$ 773.0	$ 655.2

See notes to consolidated financial statements.

December 31	2003	2002	2001
	(millions of dollars except per share data)		
COMMON STOCK, $1 PAR VALUE:			
Balance at beginning of year	**$ 115.9**	$ 79.2	$ 78.8
Treasury stock retirement		(2.4)	
50% stock dividend	**58.4**	38.6	
Stock options exercised	**.8**	.5	.4
Balance at end of year	**175.1**	115.9	79.2
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	**545.8**	658.1	643.0
Treasury stock retirement		(103.4)	
50% stock dividend	**(58.4)**	(38.6)	
Stock options exercised and tax benefit	**32.9**	25.3	14.8
Other stock compensation	**3.9**	4.4	.3
Balance at end of year	**524.2**	545.8	658.1
RETAINED EARNINGS:			
Balance at beginning of year	**2,113.3**	1,916.5	1,854.1
Net income	**526.5**	372.0	173.6
Cash dividends declared on common stock, per share: 2003-$1.37; 2002-$1.00; 2001-$.64	**(240.6)**	(175.2)	(111.2)
Balance at end of year	**2,399.2**	2,113.3	1,916.5
TREASURY STOCK—AT COST:			
Balance at beginning of year		(105.8)	(105.8)
Treasury stock retirement		105.8	
Balance at end of year			(105.8)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
NET UNREALIZED INVESTMENT GAINS (LOSSES):			
Balance at beginning of year	**$ 7.4**	$ (2.4)	$ (6.8)
Net unrealized gains	**2.1**	9.8	4.4
Balance at end of year	**9.5**	7.4	(2.4)
MINIMUM PENSION LIABILITY:			
Balance at beginning of year	**(20.3)**	(8.8)	
Decrease (Increase) in minimum pension liability	**17.1**	(11.5)	(8.8)
Balance at end of year	**(3.2)**	(20.3)	(8.8)
ACCUMULATED UNREALIZED NET LOSS ON DERIVATIVE CONTRACTS:			
Balance at beginning of year	**(39.7)**	(37.3)	
Net unrealized gains (losses)	**24.6**	(2.4)	(37.3)
Balance at end of year	**(15.1)**	(39.7)	(37.3)
CURRENCY TRANSLATION:			
Balance at beginning of year	**(121.7)**	(246.9)	(214.2)
Translation gains (losses)	**278.4**	125.2	(32.7)
Balance at end of year	**156.7**	(121.7)	(246.9)
Total accumulated other comprehensive income (loss)	**$ 147.9**	$ (174.3)	$ (295.4)
Total Stockholders' Equity	**$3,246.4**	$2,600.7	$2,252.6

See notes to consolidated financial statements.

December 31	**2003**	2002	2001
		(millions of dollars)	
Net income	**$ 526.5**	$ 372.0	$ 173.6
Other comprehensive income (loss), net of tax:			
Net unrealized investment gains	**2.1**	9.8	4.4
Minimum pension liability decrease (increase)	**17.1**	(11.5)	(8.8)
Cumulative effect of accounting change for derivative contracts			(15.7)
Unrealized net gain (loss) on derivative contracts	**24.6**	(2.4)	(21.6)
Foreign currency translation gains (losses)	**278.4**	125.2	(32.7)
Net other comprehensive income (loss)	**322.2**	121.1	(74.4)
Comprehensive Income	**$ 848.7**	$ 493.1	$ 99.2

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001 (currencies in millions)

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in two segments: (1) the manufacture and distribution of light-, medium- and heavy-duty commercial trucks and related aftermarket parts and (2) finance and leasing products and services provided to customers and dealers. PACCAR's sales and revenues are derived primarily from its operations in the United States and Europe. The Company also operates in Canada, Australia and Mexico.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where PACCAR has a 20% to 50% ownership interest.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less.

Goodwill and other intangible assets: In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 142, *Goodwill and Other Intangible Assets.* The Company was required to adopt FAS No. 142 on January 1, 2002. This statement required the cessation of goodwill amortization and that goodwill only be written down for impairments. Prior to January 1, 2002, goodwill was amortized on a straight-line basis for periods ranging from 15 to 25 years. Amortization of goodwill totaled $3.0 in 2001. The Company concluded no impairment of goodwill and other intangible assets existed upon adoption or when reevaluated in 2003 and 2002. At December 31, 2003, net goodwill and other intangible assets amounted to $122.4 and $95.8 at December 31, 2002. The 2003 increase is primarily due to currency translation effect.

Revenue Recognition: Substantially all sales and revenues of trucks and related aftermarket parts are recorded by the Company when products are shipped to dealers or customers, except for certain truck shipments that are subject to a residual value guarantee to the customer. Revenues related to these shipments are recognized on a straight-line basis over the guarantee period (see Note F).

Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income. For operating leases, rental revenue is recognized on a straight-line basis over the lease term. Recognition of interest income and rental revenue are suspended when management determines that collection is not probable (generally after 90 days past due). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Foreign Currency Translation: For most of PACCAR's foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are

December 31, 2003, 2002 and 2001 (currencies in millions except share and per share amounts)

translated at year-end exchange rates and all income statement amounts are translated at an average of the month-end rates. Adjustments resulting from this translation are recorded in a separate component of stockholders' equity.

At December 31, 2003, the value of the U.S. dollar was lower than the euro and other primary functional currencies of the Company at December 31, 2002. This had the effect of increasing stockholders' equity by $278.4.

PACCAR uses the U.S. dollar as the functional currency for its Mexican subsidiaries. In addition, the Company's Netherlands subsidiaries generally use the euro as the functional currency for their subsidiaries. Accordingly, for these subsidiaries, inventories, cost of sales, property, plant and equipment, and depreciation were translated at historical rates. Resulting gains and losses are included in net income.

Net foreign currency translations and transactions increased net income by $1.1 in 2003, decreased net income by $1.8 in 2002 and increased net income by $.9 in 2001.

Research and Development: Research and development costs are expensed as incurred and included as a component of cost of sales in the accompanying consolidated statements of income. Amounts charged against income were $81.1 in 2003, $56.0 in 2002 and $74.0 in 2001.

Stock Dividend: On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004. For all years presented in this report, all share and per share data have been restated for the effect of the 50% dividend.

Earnings per Share: Diluted earnings per share are based on the weighted average number of basic shares outstanding during the year adjusted for the dilutive effect of stock options under the treasury stock method.

New Accounting Standards: In December 2003, the Financial Accounting Standards Board issued a revision to FAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.* The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows and other relevant information. See Note L for a discussion of the Company's benefit plans.

Stock-Based Compensation: Effective January 1, 2003, PACCAR prospectively adopted FAS No. 123, *Accounting for Stock-Based Compensation*, for all new employee stock option awards. As the expense of stock options is recognized over the vesting period, amounts included in net income in 2003 and 2004 will be less than if the fair value method were applied retroactively.

Through the end of 2002, PACCAR used the intrinsic value method of accounting for its stock compensation plans. Under the intrinsic value method, when the exercise price of option grants equals the market value of the underlying common stock at the date of grant, no compensation expense was reflected in the Company's net income.

The following table illustrates the effect on net income and earnings per share if PACCAR had recorded as compensation expense the fair value of stock options under the provisions of FAS No. 123, since its original effective date:

	2003	2002	2001
Net income, as reported	**$526.5**	$372.0	$173.6
Add: Stock-based compensation included in net income, net of related tax effects	**1.7**		
Deduct: Fair value of stock compensation, net of tax	**(4.7)**	(5.5)	(5.7)
Pro forma net income	**$523.5**	$366.5	$167.9
Earnings per share:			
Basic–as reported	**$ 3.01**	$ 2.15	$ 1.01
Basic–pro forma	**2.99**	2.11	0.98
Diluted–as reported	**2.99**	2.13	1.00
Diluted–pro forma	**2.97**	2.10	0.97

The estimated fair value of stock options granted during 2003, 2002 and 2001 was $9.82, $9.31 and $8.08 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, and the following assumptions:

	2003	2002	2001
Risk-free interest rate	**3.21%**	4.50%	5.50%
Expected volatility of common stock	**48%**	48%	50%
Dividend yield	**4.4%**	4.4%	4.4%
Expected life of options	**5 years**	5 years	5 years

See Note Q for a description of PACCAR's stock compensation plans.

Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2003 presentation.

December 31, 2003, 2002 and 2001 (currencies in millions)

B. INVESTMENTS IN MARKETABLE SECURITIES

The Company's investments in marketable securities are classified as available-for-sale. These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of stockholders' equity until realized. Gross realized gains and losses on marketable debt securities were $5.1 and $.7 respectively for the year ended December 31, 2003. Gross realized gains and losses on marketable debt securities were not significant in 2002 and 2001. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary.

The cost of debt securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Marketable debt securities at December 31, 2003, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	**$ 24.2**	**$ 24.5**
Tax-exempt securities	**347.8**	**352.6**
	$372.0	**$377.1**

Marketable debt securities at December 31, 2002, were as follows:

	AMORTIZED COST	FAIR VALUE
U.S. government securities	$135.5	$137.9
Tax-exempt securities	367.6	376.1
Other debt securities	21.2	21.3
	$524.3	$535.3

The contractual maturities of debt securities at December 31, 2003, were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	**$ 50.2**	**$ 50.3**
One to five years	**321.8**	**326.8**
	$372.0	**$377.1**

The Company's investments in marketable equity securities are included in "Goodwill and other." Cost and fair values at December 31 were as follows:

	2003	2002
Cost	**$ 4.9**	$ 6.1
Fair value	**$ 15.1**	$ 7.0

Gross realized gains on marketable equity securities were $.7 for the year ended December 31, 2003, and gross realized losses were $9.3 for the year ended December 31, 2002. There were no realized gains or losses in 2001.

C. INVENTORIES

	2003	2002
Inventories at cost:		
Finished products	**$ 247.9**	$ 197.7
Work in process and raw materials	**213.3**	238.5
	461.2	436.2
Less LIFO reserve	**(126.7)**	(125.6)
	$ 334.5	$ 310.6

Inventories are stated at the lower of cost or market. Cost of inventories in the United States is determined principally by the last-in, first-out (LIFO) method. Cost of all other inventories is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the LIFO method comprised 39% and 46% of consolidated inventories before deducting the LIFO reserve at December 31, 2003 and 2002, respectively.

D. FINANCE AND OTHER RECEIVABLES

Finance and other receivables are as follows:

	2003	2002
Retail notes and contracts	**$2,901.1**	$2,804.4
Wholesale financing	**727.4**	634.9
Direct financing leases	**1,695.5**	1,540.4
Interest and other receivables	**71.2**	63.3
	5,395.2	5,043.0
Less allowance for losses	**(119.2)**	(109.1)
	5,276.0	4,933.9
Unearned interest:		
Retail notes and contracts	**(91.7)**	(90.7)
Direct financing leases	**(189.4)**	(184.0)
	(281.1)	(274.7)
	$4,994.9	$4,659.2

The majority of the Company's customers are located in the United States, which represented 60% of total receivables at December 31, 2003, and 68% at December 31, 2002. Terms for substantially all

December 31, 2003, 2002 and 2001 (currencies in millions)

finance and other receivables range up to 60 months. Repayment experience indicates some receivables will be paid prior to contract maturity, while others will be extended or renewed.

Annual payments due on retail notes and contracts beginning January 1, 2004, are $1,127.9, $786.1, $537.4, $309.9, $126.3 and $13.5 thereafter.

Annual minimum lease payments due on direct financing leases beginning January 1, 2004, are $491.1, $414.2, $324.5, $194.5, $95.3 and $46.3 thereafter. Estimated residual values included with direct financing leases amounted to $129.6 in 2003 and $114.6 in 2002.

E. ALLOWANCE FOR LOSSES

The provision for losses on net finance and other receivables is charged to income in an amount sufficient to maintain the allowance for losses at a level considered adequate to cover estimated credit losses. Receivables are charged to this allowance when, in the judgment of management, they are deemed uncollectible (generally upon repossession of the collateral).

The allowance for losses on Truck and Other and Financial Services receivables is summarized as follows:

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 2000	$ 22.8	$ 104.6
Provision for losses	.4	86.5
Net losses, including translation	(1.5)	(86.4)
Balance, December 31, 2001	21.7	104.7
Provision for losses	2.1	53.2
Net losses	(.3)	(51.1)
Translation	2.4	2.3
Balance, December 31, 2002	25.9	109.1
Provision for losses	**(8.6)**	**28.6**
Net losses	**(4.8)**	**(24.2)**
Translation	**2.4**	**5.7**
Balance, December 31, 2003	**$ 14.9**	**$ 119.2**

The Company's customers are principally concentrated in the transportation industry. There are no significant concentrations of credit risk in terms of a single customer. Generally, Financial Services receivables are collateralized by financed equipment.

F. EQUIPMENT ON OPERATING LEASES

Truck and Other:

Certain equipment sold to customers in Europe subject to a residual value guarantee (RVG) is recorded at cost and amortized on the straight-line basis to its guaranteed residual value. Guarantee periods generally range from three to seven years. The Company reviews residual values periodically to determine that recorded amounts are appropriate.

Equipment on operating leases is shown net of accumulated depreciation:

	2003	2002
Equipment on lease	**$ 668.7**	$ 570.7
Less allowance for depreciation	**(173.9)**	(123.4)
	$ 494.8	$ 447.3

When the equipment is sold subject to an RVG, the full sales price is received from the customer. A liability is established for the residual value obligation, with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	2003	2002
Deferred lease revenues	**$ 193.0**	$ 196.7
Residual value guarantee	**367.4**	319.7
	$ 560.4	$ 516.4

The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2003, the annual amortization of deferred revenue beginning January 1, 2004, is $90.3, $54.0, $31.3, $12.6, $4.0 and $.8 thereafter. Annual maturities of the residual value guarantees beginning January 1, 2004, are $140.8, $110.2, $64.6, $34.9, $14.2 and $2.7 thereafter.

Financial Services:

Equipment leased to customers under operating leases is recorded at cost and is depreciated on the straight-line basis to its estimated residual value. Estimated useful lives range from five to ten years.

	2003	2002
Transportation equipment	**$ 607.8**	$ 392.8
Less allowance for depreciation	**(136.8)**	(81.9)
	$ 471.0	$ 310.9

Original terms of operating leases generally average four years. Annual minimum lease payments due on operating leases beginning January 1, 2004, are $157.0, $109.3, $100.8, $43.5, $6.6 and $.2 thereafter.

December 31, 2003, 2002 and 2001 (currencies in millions)

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	2003	2002
Land	$ 92.7	$ 84.7
Buildings	580.1	516.4
Machinery and equipment	1,273.0	1,110.5
	1,945.8	1,711.6
Less allowance for depreciation	(1,052.4)	(893.2)
	$ 893.4	$ 818.4

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the various classes of assets, which range as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following:

	2003	2002
Truck and Other:		
Accounts payable	$ 662.6	$ 547.7
Salaries and wages	118.0	111.6
Product support reserves	216.4	204.9
Other	337.4	285.1
	$1,334.4	$1,149.3

I. PRODUCT SUPPORT RESERVES

Product support reserves include warranty reserves related to new products sales, as well as reserves related to optional extended warranties and repair and maintenance (R&M) contracts. The Company generally offers one-year warranties covering most of its vehicles and related aftermarket parts. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical data regarding the source, frequency and cost of claims. PACCAR periodically assesses the adequacy of its recorded liabilities and adjusts the reserves as appropriate to reflect actual experience.

Changes in warranty and R&M reserves are summarized as follows:

	2003	2002
Beginning balance	$ 273.4	$ 205.5
Reductions from payments	(159.2)	(121.5)
Increases to reserves	153.3	168.2
Translation	33.0	21.2
	$ 300.5	$ 273.4

Warranty and R&M reserves are included in the accompanying consolidated balance sheets as follows:

	2003	2002
Truck and Other:		
Accounts payable and accrued expenses	$ 216.4	$ 204.9
Deferred taxes and other liabilities	28.7	22.3
Financial Services:		
Deferred taxes and other liabilities	55.4	46.2
	$ 300.5	$ 273.4

December 31, 2003, 2002 and 2001 (currencies in millions)

J. LEASES

The Company leases aircraft, computer equipment and office space under operating leases. Leases expire at various dates through the year 2010.

Annual minimum rental payments due under non-cancellable operating leases beginning January 1, 2004, are $25.8, $15.1, $8.4, $4.6, $2.9 and $6.6 thereafter.

Total rental expenses under all leases for the three years ended December 31, 2003, were $29.9, $28.5 and $30.2.

K. BORROWINGS AND CREDIT ARRANGEMENTS

Borrowings include the following:

	EFFECTIVE RATE	2003	2002
Truck and Other:			
Current portion of long-term debt	5.7%	**$ 7.8**	$ 7.3
Commercial paper			30.4
		$ 7.8	$ 37.7
Long-term debt:			
Fixed rate debt			$ 1.0
Commercial paper	5.7%	**$23.3**	25.3
Noninterest-bearing notes		**18.2**	14.9
		41.5	41.2
Less current portion		**(7.8)**	(7.3)
		$33.7	$ 33.9

Interest expense amounted to $3.4, $5.3 and $9.5 for 2003, 2002 and 2001, respectively.

Commercial paper classified as long-term debt is based on management's ability and intent to maintain these borrowings on a long-term basis. Annual maturities for long-term debt for the years 2004 through 2006 are $7.8, $7.8 and $7.7, respectively, and $18.2 matures in 2011.

	EFFECTIVE RATE	2003	2002
Financial Services:			
Commercial paper	3.4%	**$2,231.6**	$1,987.6
Bank loans	4.4%	**31.4**	22.2
		$2,263.0	$2,009.8
Term debt:			
Fixed rate	6.0%	**$ 94.6**	$ 142.8
Floating rate	2.6%	**1,428.5**	1,375.0
		1,523.1	1,517.8
		$3,786.1	$3,527.6

The effective rate is the weighted average rate as of December 31, 2003, and includes the effects of interest-rate agreements.

Annual maturities of term debt beginning January 1, 2004, are $825.0, $592.2, $104.8 and $1.1.

Consolidated:

Interest paid on consolidated borrowings was $137.9, $168.3 and $210.3 in 2003, 2002 and 2001.

The weighted average interest rate on consolidated commercial paper and bank loans was 3.45%, 3.98% and 4.95% at December 31, 2003, 2002 and 2001.

The primary sources of borrowings in the capital market are commercial paper and publicly issued medium-term notes. The medium-term notes are issued by PACCAR Financial Corp (PFC). PFC periodically files a shelf registration under the Securities Act of 1933. A $2,500.0 shelf registration filed in 2000 had been fully utilized as of October 20, 2003. PFC filed a new $3,000.0 shelf registration, which became effective January 16, 2004.

The Company has line of credit arrangements of $1,756.6, most of which are reviewed annually for renewal. The unused portion of these credit lines was $1,697.6 at December 31, 2003, of which the majority is maintained to support commercial paper and other short-term borrowings of the financial services companies. Compensating balances are not required on the lines, and service fees are immaterial.

December 31, 2003, 2002 and 2001 (currencies in millions)

L. EMPLOYEE BENEFIT PLANS

PACCAR has several defined benefit pension plans, which cover a majority of its employees.

The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

It is Company practice to fund amounts for pensions in accordance with applicable employee benefit and tax laws. The Company elected to contribute $75.8 to its pension plans in 2003 and $169.0 in 2002. The Company expects to contribute in the range of $30 to $70 to its pension plans in 2004, of which $6 is estimated to be needed to satisfy minimum funding requirements.

Plan assets are invested in a diversified mix of equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and maintain liquidity sufficient to fund current benefit payments. The Company periodically assesses allocation of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type.

The following information details the allocation of plan assets by investment type:

	Target	Actual 2003	Actual 2002
Plan assets allocation as of December 31:			
Equity securities	57 - 63%	**59.9%**	59.6%
Debt securities	37 - 43%	**40.1**	40.4
Total		**100.0%**	100.0%

The accumulated benefit obligation for all pension plans of the Company, except for certain multi-employer and foreign-insured plans, was $685 for 2003 and $580 for 2002.

The following additional data relate to all pension plans of the Company, except for certain multi-employer and foreign-insured plans:

	2003	2002
Weighted Average Assumptions as of December 31:		
Discount rate	**6.1%**	6.5%
Rate of increase in future compensation levels	**4.2%**	4.2%
Assumed long-term rate of return on plan assets	**7.4%**	7.4%

	2003	2002
Change in Projected Benefit Obligation:		
Benefit obligation at January 1	**$673.0**	$ 602.8
Service cost	**27.0**	24.9
Interest cost	**44.2**	40.3
Benefits paid	**(26.1)**	(21.2)
Actuarial loss	**50.2**	14.1
Foreign currency translation	**24.0**	11.9
Participant contributions	**3.2**	2.8
Plan amendment	**6.2**	.2
Settlements and other	**(2.4)**	(2.8)
Projected benefit obligation at December 31	**$799.3**	$ 673.0
Change in Plan Assets:		
Fair value of plan assets at January 1	**$577.1**	$ 469.1
Employer contributions	**75.8**	169.0
Actual return on plan assets	**113.9**	(49.0)
Benefits paid	**(26.1)**	(21.2)
Foreign currency translation	**22.3**	10.0
Participant contributions	**3.2**	2.8
Settlements	**(2.3)**	(3.6)
Fair value of plan assets at December 31	**$763.9**	$ 577.1
Funded Status at December 31:		
Funded status	**$ (35.4)**	$ (95.9)
Unrecognized actuarial loss	**136.8**	144.0
Unrecognized prior service cost	**21.0**	16.7
Unrecognized net initial obligation	**2.4**	2.6
Prepaid benefit	**$124.8**	$ 67.4
Details of Prepaid Benefit:		
Prepaid benefit costs	**$148.0**	$ 70.9
Accrued benefit liability	**(28.2)**	(40.9)
Intangible asset		6.7
Accumulated other comprehensive loss	**5.0**	30.7
Prepaid benefit	**$124.8**	$ 67.4

Included in the projected benefit obligation above are $34.6 at December 31, 2003 and $27.6 at December 31, 2002 related to an unfunded supplemental plan.

December 31, 2003, 2002 and 2001 (currencies in millions)

	2003	2002	2001
Components of Pension Expense:			
Service cost	**$ 27.0**	$ 24.9	$ 24.5
Interest on projected benefit obligation	**44.2**	40.3	37.3
Expected return on assets	**(48.5)**	(41.7)	(38.9)
Amortization of prior service costs	**2.9**	2.8	2.9
Recognized actuarial loss	**4.1**	.8	.5
Other	**.3**	.8	
Net pension expense	**$ 30.0**	$ 27.9	$ 26.3

Pension expense for multi-employer and foreign-insured plans was $19.3, $15.4 and $12.7 in 2003, 2002 and 2001.

The Company has certain defined contribution benefit plans whereby it generally matches employee contributions of 2% to 5% of base wages. The majority of participants in these plans are non-union employees located in the United States. Expenses for these plans were $16.1, $15.0 and $13.7 in 2003, 2002 and 2001.

In addition, the Company maintains postretirement medical and life insurance plans covering the majority of its U.S. employees. The medical and life insurance plans generally reimburse those employees from retirement until age 65 for approximately 50% of their medical costs and provide a nominal death benefit.

The following data relate to unfunded postretirement medical and life insurance plans:

	2003	2002
Unfunded Status at December 31:		
Unfunded status	**$(51.2)**	$(44.2)
Unrecognized actuarial loss	**5.5**	2.1
Unrecognized prior service cost	**.9**	1.0
Unrecognized net initial obligation	**3.7**	4.2
Accrued postretirement benefits	**$(41.1)**	$(36.9)
Change in Projected Benefit Obligation:		
Benefit obligation at January 1	**$ 44.2**	$ 36.3
Service cost	**1.7**	1.6
Interest cost	**2.9**	2.7
Benefits paid	**(1.0)**	(1.3)
Actuarial loss	**3.4**	4.9
Projected benefit obligation at December 31	**$ 51.2**	$ 44.2

	2003	2002	2001
Components of Retiree Expense:			
Service cost	**$1.7**	$1.6	$1.5
Interest cost	**2.9**	2.7	2.3
Recognized prior service cost	**.1**	.1	.2
Recognized net initial obligation	**.5**	.5	.4
Net retiree expense	**$5.2**	$4.9	$4.4

The discount rate used for calculating the accumulated plan benefits was 6.3% for 2003 and 6.8% for 2002. The long-term medical inflation rate used was 7.0% for 2003 and 2002 and is expected to remain the same in the future.

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on annual total of service and interest cost components	$ .5	$ (.5)
Effect on accumulated postretirement benefit obligation	$5.5	$(4.9)

December 31, 2003, 2002 and 2001 (currencies in millions)

M. INCOME TAXES

	2003	2002	2001
Income (Loss) Before Income Taxes:			
Domestic	**$273.6**	$242.3	$(19.7)
Foreign	**531.9**	331.8	275.0
	$805.5	$574.1	$255.3

	2003	2002	2001
Provision (Benefit) for Income Taxes:			
Current provision (benefit):			
Federal and state	**$ 67.0**	$ 44.5	$ (20.3)
Foreign	**195.8**	106.3	84.1
	262.8	150.8	63.8
Deferred provision (benefit):			
Federal and state	**33.4**	41.9	11.4
Foreign	**(17.2)**	9.4	6.5
	16.2	51.3	17.9
	$279.0	$202.1	$ 81.7

	2003	2002	2001
Reconciliation of Statutory U.S. Tax to Actual Provision:			
Statutory rate	**35%**	35%	35%
Statutory tax	**$281.9**	$200.9	$ 90.3
Effect of:			
State income taxes	**8.7**	7.4	(.3)
Other	**(11.6)**	(6.2)	(8.3)
	$279.0	$202.1	$ 81.7

At December 31:	2003	2002
Components of Deferred Tax Assets (Liabilities):		
Assets:		
Provisions for accrued expenses	**$ 211.5**	$189.9
Net operating loss carryforwards	**84.0**	82.0
Allowance for losses on receivables	**41.8**	39.7
Unrealized derivative losses	**9.8**	23.4
Other	**26.6**	19.7
	373.7	354.7
Valuation reserve	**(68.0)**	(67.0)
	305.7	287.7
Liabilities:		
Leasing activities	**(257.6)**	(236.8)
Asset capitalization and depreciation	**(89.3)**	(88.9)
Other	**(96.2)**	(61.3)
	(443.1)	(387.0)
Net deferred tax liability	**$ (137.4)**	$ (99.3)

At December 31:	2003	2002
Classification of Deferred Tax Assets (Liabilities):		
Truck and Other:		
Deferred taxes and other current assets	**$ 53.6**	$ 83.9
Goodwill and other	**38.2**	19.9
Deferred taxes and other liabilities	**(19.4)**	(14.9)
Financial Services:		
Other assets	**23.6**	18.3
Deferred taxes and other liabilities	**(233.4)**	(206.5)
Net deferred tax liability	**$ (137.4)**	$ (99.3)

The Company's net operating loss carryforwards and valuation reserve relate to Leyland Trucks Ltd. These net operating losses carry forward indefinitely, subject to certain limitations under United Kingdom law.

United States income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings, which are considered to be indefinitely reinvested, is approximately $2,049.3 at December 31, 2003.

Cash paid for income taxes was $246.0, $111.6 and $43.0 in 2003, 2002 and 2001, respectively.

N. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments:

Cash and Equivalents: The carrying amount reported in the balance sheet is stated at fair value.

Marketable Debt and Equity Securities: Amounts are carried at fair value. Fair values are based on quoted market prices (see Note B).

Financial Services Net Receivables: For floating-rate loans and wholesale financings, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest and other receivables approximates its fair value. Direct financing lease receivables and the related loss provisions have been excluded from the accompanying table.

December 31, 2003, 2002 and 2001 (currencies in millions)

Short- and Long-term Debt: The carrying amount of the Company's commercial paper and short-term bank borrowings and floating-rate long-term debt approximates its fair value. The fair value of the Company's fixed-rate long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Derivative instruments are carried at fair value. Fair values for the Company's interest-rate contracts are based on costs that would be incurred to terminate existing agreements and enter into new agreements with similar notional amounts, maturity dates and counterparties' credit standing at current market interest rates (see Note P). The fair value of foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts. This amount is calculated using quoted market rates (see Market Risks and Derivative Instruments).

Trade Receivables and Payables: Carrying amounts approximate fair value.

Financial instruments of the Company, where the recorded carrying amount is not at fair value, are as follows:

2003	CARRYING AMOUNT	FAIR VALUE
Truck and Other:		
Long-term debt	**$ 41.5**	**$ 39.8**
Financial Services:		
Net receivables	**3,454.7**	**3,470.6**
Long-term debt	**1,523.1**	**1,524.7**

2002	CARRYING AMOUNT	FAIR VALUE
Truck and Other:		
Long-term debt	$ 41.2	$ 39.8
Financial Services:		
Net receivables	3,276.2	3,338.6
Long-term debt	1,517.8	1,520.9

O. COMMITMENTS AND CONTINGENCIES

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a Potentially Responsible Party by the U.S. Environmental Protection Agency or by a state-level environmental agency. The Company has provided for the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future.

While neither the timing nor the amount of the ultimate costs associated with future environmental cleanup can be determined, management does not expect that those matters will have a material adverse effect on the Company's consolidated financial position.

At December 31, 2003, PACCAR had standby letters of credit of $35.1, which guarantee various insurance and financing activities. PACCAR had also guaranteed $14.3 in borrowings of certain independent dealers. The guarantees expire between May 2004 and July 2008. The maximum potential amount of future payments PACCAR could be required to make under the guarantees is $14.3. As of December 31, 2003, PACCAR had recorded a liability of $3.8 for outstanding guarantees. The Company is committed, under specific circumstances, to purchase equipment at a cost of $30.4 in 2005, $14.9 in 2006 and $8.1 in 2007. At December 31, 2003, PACCAR's Financial Services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $178.4. The commitments generally expire in 90 days. The Company had commitments to purchase future production inventory totaling $104.3 and commitments to pay a minimum fixed fee for parts distribution in the United Kingdom of $29.0 at December 31, 2003.

PACCAR is a defendant in various legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

December 31, 2003, 2002 and 2001 (currencies in millions)

P. DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not engage in derivatives trading, market-making or other speculative activities. Derivative financial agreements are used as hedges to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Minimum credit ratings of the counterparties to these agreements are established and the Company limits its exposure to any single counterparty. At December 31, 2003, the Company had no material exposure to loss in the event of counterparty default.

The Company in the normal course of business enters into the following types of derivative transactions:

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate and currency swap, cap and forward-rate agreements. Interest-rate contracts generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. These contracts are used to manage exposures to fluctuations in interest rates. Net amounts paid or received are reflected as adjustments to interest expense. At December 31, 2003, the Company had 235 interest-rate contracts outstanding with other financial institutions. The notional amount of these contracts totaled $2,471.5, with amounts expiring annually over the next five years. The notional amount is used to measure the volume of these contracts and does not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the interest-rate contract at current market rates. The total net fair value of all interest-rate contracts amounted to a liability of $45.1 at December 31, 2003, and a liability of $59.3 at December 31, 2002.

Floating to fixed rate swaps effectively convert an equivalent amount of commercial paper and other variable rate debt to fixed rates. Notional maturities for the five years beginning January 1, 2004, are $868.2, $863.0, $473.6, $222.2 and $44.5. The weighted average pay rate of 3.93% approximates the Company's net cost of funds. The weighted average receive rate of 1.85% offsets rates on associated debt obligations.

Foreign Currency Exchange Contracts: PACCAR enters into foreign currency exchange contracts to hedge certain anticipated transactions denominated in foreign currencies. PACCAR has currency exchange exposure for the value of the U.S. dollar compared to the Canadian dollar, the euro and the British pound. With respect to Europe, PACCAR has currency exposure for the value of the euro compared to the British pound and other national currencies in Europe. As a matter of policy, the Company does not engage in currency speculation. Foreign exchange contracts generally mature within three months. The maximum amount of loss that could be incurred associated with foreign exchange purchase contracts is equal to the fair value of the contracts. At December 31, 2003 and 2002, PACCAR had net foreign exchange purchase contracts outstanding amounting to $327.2 and $215.2 U.S. dollars.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value on the balance sheet. The gain or loss on the effective portion of the hedge arising from the change in fair value is initially reported in other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Hedge ineffectiveness was immaterial. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings. Net gains and losses from foreign exchange contracts are recognized as an adjustment to cost of sales. Net gains and losses from interest-rate contracts are recognized as an adjustment to interest expense. Of the accumulated net loss/gain included in other comprehensive income as of December 31, 2003, $20.7 is expected to be reclassified to interest expense in 2004. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company's interest-rate risk management strategy.

December 31, 2003, 2002 and 2001 (currencies in millions except share and per share amounts)

Q. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company's authorized but unissued common stock. Non-employee directors may be granted restricted shares of the Company's common stock. The plans contain antidilution provisions. Consequently, the following data has been restated to reflect the Company's 50% stock dividend. The maximum number of shares of the Company's common stock available for issuance under these plans is 20.4 million. As of December 31, 2003, the maximum number of shares available for future grants under these plans is 9.7 million. Options currently outstanding under these plans were granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within three years. Stock option activity is as follows:

	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
Outstanding at 12/31/00	4,455,900	$18.65
Granted	1,213,300	22.94
Exercised	(824,400)	13.99
Cancelled	(106,600)	21.38
Outstanding at 12/31/01	4,738,200	20.50
Granted	989,300	28.21
Exercised	(1,055,300)	21.63
Cancelled	(148,900)	21.75
Outstanding at 12/31/02	4,523,300	21.88
Granted	**864,100**	**31.40**
Exercised	**(1,267,600)**	**19.31**
Cancelled	**(229,600)**	**26.45**
Outstanding at 12/31/03	**3,890,200**	**$24.56**

The following tables summarize information about stock options outstanding and exercisable at December 31, 2003:

Stock Options Outstanding:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE IN YEARS	AVERAGE EXERCISE PRICE*
$9.67-11.00	219,000	1.9	$10.38
16.28-18.56	575,600	5.4	17.98
22.94-23.90	1,393,200	6.5	23.18
28.20-31.40	1,702,400	8.5	29.75
	3,890,200	7.0	$24.56

Stock Options Exercisable:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES	AVERAGE EXERCISE PRICE*
$9.67-11.00	219,000	$10.38
16.28-18.56	575,600	17.98
23.78-23.90	356,900	23.86
	1,151,500	$18.35

*Weighted Average

See Note A for additional information regarding estimated fair values, Black-Scholes option pricing assumptions and pro forma net income and earnings per share amounts.

Diluted Earnings Per Share: The following table shows the additional shares added to weighted average basic shares outstanding to calculate diluted earnings per share. These amounts primarily represent the dilutive effect of stock options. Options outstanding at each year-end with exercise prices in excess of the respective year's average common stock market price have been excluded from the amounts shown in the table.

	2003	2002	2001
Additional shares	**1,218,600**	1,235,700	1,028,100
Excluded antidilutive shares	–	–	1,572,600

December 31, 2003, 2002 and 2001 (currencies in millions)

R. STOCKHOLDERS' EQUITY

Stockholder Rights Plan: The plan provides one right for each share of PACCAR common stock outstanding. Rights become exercisable if a person publicly announces the intention to acquire 15% or more of PACCAR's common stock or if a person (Acquiror) acquires such amount of common stock. In all cases, rights held by the Acquiror are not exercisable. When exercisable, each right entitles the holder to purchase for two hundred dollars a fractional share of Series A Junior Participating Preferred Stock. Each fractional preferred share has dividend, liquidation and voting rights which are no less than those for a share of common stock. Under certain circumstances, the rights may become exercisable for shares of PACCAR common stock or common stock of the Acquiror having a market value equal to twice the exercise price of the right. Also under certain circumstances, the Board of Directors may exchange exercisable rights, in whole or in part, for one share of PACCAR common stock per right. The rights, which expire in the year 2009, may be redeemed at one cent per right, subject to certain conditions. For this plan, 50,000 preferred shares are reserved for issuance. No shares have been issued.

Other Comprehensive Income: Following are the items included in other comprehensive income (loss) and the related tax effects:

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2003			
Net unrealized investment gains:			
Net holding gain	**$ 9.1**	**$ (3.5)**	**$ 5.6**
Reclassification adjustment	**(5.7)**	**2.2**	**(3.5)**
Net unrealized gain	**3.4**	**(1.3)**	**2.1**
Minimum pension liability decrease	**25.8**	**(8.7)**	**17.1**
Net unrealized derivative gains (losses):			
Net holding loss	**(12.4)**	**5.6**	**(6.8)**
Reclassification adjustment	**50.6**	**(19.2)**	**31.4**
Net unrealized gain	**38.2**	**(13.6)**	**24.6**
Currency translation adjustment	**278.4**		**278.4**
Total other comprehensive income	**$345.8**	**$(23.6)**	**$322.2**

	PRETAX AMOUNT	TAX EFFECT	NET AMOUNT
2002			
Net unrealized investment gains:			
Net holding gain	$ 7.0	$ (2.5)	$ 4.5
Reclassification adjustment	8.6	(3.3)	5.3
Net unrealized gain	15.6	(5.8)	9.8
Minimum pension liability increase	(17.5)	6.0	(11.5)
Net unrealized derivative losses:			
Net holding loss	(57.7)	20.5	(37.2)
Reclassification adjustment	55.3	(20.5)	34.8
Net unrealized loss	(2.4)		(2.4)
Currency translation adjustment	125.2		125.2
Total other comprehensive income	$120.9	$ .2	$121.1
2001			
Net unrealized investment gains:			
Net holding gain	$ 7.0	$ (2.8)	$ 4.2
Reclassification adjustment	.4	(.2)	.2
Net unrealized gain	7.4	(3.0)	4.4
Minimum pension liability increase	(13.2)	4.4	(8.8)
Net unrealized derivative losses:			
Cumulative effect	(25.8)	10.1	(15.7)
Net holding loss	(45.5)	17.4	(28.1)
Reclassification adjustment	10.6	(4.1)	6.5
Net unrealized loss	(60.7)	23.4	(37.3)
Currency translation adjustment	(32.7)		(32.7)
Total other comprehensive loss	$(99.2)	$ 24.8	$(74.4)

Stock Dividend: On December 9, 2003, the Board of Directors declared a 50% common stock dividend payable on February 5, 2004, to stockholders of record on January 19, 2004, with fractional shares to be paid in cash. This resulted in the issuance of 58,398,302 additional shares and 583 fractional shares paid in cash.

December 31, 2003, 2002 and 2001 (currencies in millions)

S. SEGMENT AND RELATED INFORMATION

PACCAR operates in two principal industries, Truck and Financial Services.

The Truck segment is composed of the manufacture of trucks and the distribution of related parts, which are sold through a network of company-appointed dealers. This segment derives a large proportion of its revenues and operating profits from operations in the United States and Europe.

The Financial Services segment is composed of finance and leasing products and services provided to truck customers and dealers. Revenues are primarily generated from operations in the United States and Europe.

Included in All Other is PACCAR's industrial winch manufacturing business. Also within this category are other sales, income and expense not attributable to a reportable segment, including a portion of corporate expense. Sales between reportable segments were insignificant in 2001. Intercompany interest income on cash advances to the financial services companies is included in All Other and was $9.3, $9.2 and $14.3 for 2003, 2002 and 2001. Geographic revenues from external customers are presented based on the country of the customer.

PACCAR evaluates the performance of its Truck segment based on operating profits, which excludes investment income, other income and expense and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes.

Geographic Area Data	**2003**	2002	2001
Revenues:			
United States	**$ 3,653.9**	$ 3,689.5	$ 2,798.7
Continental Europe	**1,928.3**	1,519.1	1,536.6
United Kingdom	**872.3**	607.3	573.5
Other	**1,740.4**	1,402.7	1,191.7
	$ 8,194.9	$ 7,218.6	$ 6,100.5
Long-lived assets:			
Property, plant and equipment, net			
United States	**$ 371.8**	$ 369.2	$ 400.0
The Netherlands	**217.5**	192.6	172.8
Canada	**88.9**	76.1	79.7
Other	**215.2**	180.5	176.3
	$ 893.4	$ 818.4	$ 828.8
Goodwill and other intangibles, net			
The Netherlands	**$ 121.2**	$ 94.8	$ 76.8
Other	**1.2**	1.0	1.0
	$ 122.4	$ 95.8	$ 77.8

Geographic Area Data	**2003**	2002	2001
Equipment on operating leases, net			
United Kingdom	**$ 301.8**	$ 256.6	$ 175.4
Mexico	**55.0**	66.8	62.8
France	**155.3**	122.5	89.6
United States	**198.7**	122.3	52.0
Other	**255.0**	190.0	155.0
	$ 965.8	$ 758.2	$ 534.8

Business Segment Data	**2003**	2002	2001
Net sales and revenues:			
Truck			
Total	**$7,894.3**	$6,910.1	$5,575.8
Less intersegment	**(233.1)**	(176.9)	
External customers	**7,661.2**	6,733.2	5,575.8
All other	**59.9**	52.8	65.9
	7,721.1	6,786.0	5,641.7
Financial Services	**473.8**	432.6	458.8
	$8,194.9	$7,218.6	$6,100.5
Income before income taxes:			
Truck	**$ 655.4**	$ 482.5	$ 189.1
All other	**(14.8)**	(9.1)	(4.1)
	640.6	473.4	185.0
Financial Services	**123.6**	72.2	35.0
Investment income	**41.3**	28.5	35.3
	$ 805.5	$ 574.1	$ 255.3
Depreciation and amortization:			
Truck	**$ 174.3**	$ 155.7	$ 127.5
Financial Services	**83.3**	49.1	35.4
All other	**10.1**	13.4	17.0
	$ 267.7	$ 218.2	$ 179.9
Expenditures for long-lived assets:			
Truck	**$ 127.2**	$ 162.8	$ 201.2
Financial Services	**228.1**	183.5	93.6
Other	**14.0**	8.0	14.5
	$ 369.3	$ 354.3	$ 309.3
Segment assets:			
Truck	**$2,470.6**	$2,211.7	$1,990.5
Other	**163.3**	105.1	141.8
Cash and marketable securities	**1,700.3**	1,273.4	1,023.1
	4,334.2	3,590.2	3,155.4
Financial Services	**5,605.4**	5,112.3	4,758.5
	$9,939.6	$8,702.5	$7,913.9

Board of Directors and Stockholders
PACCAR Inc

We have audited the accompanying consolidated balance sheets of PACCAR Inc and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PACCAR Inc and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington
February 18, 2004

Ernst & Young LLP

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999
			(millions except per share data)		
Truck and Other Net Sales and Revenues	**$7,721.1**	$6,786.0	$5,641.7	$7,457.4	$8,648.2
Financial Services Revenues	**473.8**	432.6	458.8	479.1	372.8
Total Revenues	**$8,194.9**	$7,218.6	$6,100.5	$7,936.5	$9,021.0
Net Income	**$ 526.5**	$ 372.0	$ 173.6	$ 441.8	$ 583.6
Net Income Per Share:					
Basic	**3.01**	2.15	1.01	2.56	3.31
Diluted	**2.99**	2.13	1.00	2.55	3.29
Cash Dividends Declared	**1.37**	1.00	.64	.98	1.07
Total Assets:					
Truck and Other	**4,334.2**	3,590.2	3,155.4	3,156.7	3,350.5
Financial Services	**5,605.4**	5,112.3	4,758.5	5,114.2	4,582.5
Truck and Other Long-Term Debt	**33.7**	33.9	40.7	124.7	182.2
Financial Services Debt	**3,786.1**	3,527.6	3,426.2	3,803.9	3,405.7
Stockholders' Equity	**3,246.4**	2,600.7	2,252.6	2,249.1	2,110.6

All per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.
In 1999 net income included $17.5 for an after-tax gain on sale of a subsidiary.

QUARTERLY RESULTS (UNAUDITED)

	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2003	*(millions except per share data)*			
Truck and Other Net Sales and Revenues	**$1,803.2**	**$1,895.1**	**$1,940.2**	**$2,082.6**
Truck and Other Gross Profit (Before SG&A and Interest)	**225.2**	**238.7**	**244.3**	**280.9**
Financial Services Revenues	**113.6**	**117.1**	**118.3**	**124.8**
Financial Services Gross Profit (Before SG&A)	**52.4**	**55.0**	**58.4**	**59.3**
Net Income	**110.8**	**124.1**	**132.5**	**159.1**
Net Income Per Share (1):				
Basic	**$ .64**	**$ .71**	**$ .76**	**$ .91**
Diluted	**.63**	**.71**	**.75**	**.90**
2002	*(millions except per share data)*			
Truck and Other Net Sales and Revenues	$1,396.7	$1,694.8	$1,886.1	$1,808.4
Truck and Other Gross Profit (Before SG&A and Interest)	140.9	194.8	258.2	244.9
Financial Services Revenues	104.8	107.0	110.2	110.6
Financial Services Gross Profit (Before SG&A)	45.1	47.9	50.1	51.8
Net Income	47.2	73.7	128.9	122.2
Net Income Per Share (1):				
Basic	$ .27	$ .42	$ .74	$ .70
Diluted	.27	.42	.74	.70

Net income per share amounts have been restated to give effect to a 50% stock dividend effective in February 2004.

(1) The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Common stock of the Company is traded on the Nasdaq National Market under the symbol PCAR. The table below reflects the range of trading prices as reported by Nasdaq and cash dividends declared. All amounts have been restated to give effect to a 50% stock dividend effective in February 2004. There were 2,287 record holders of the common stock at December 31, 2003.

2003 QUARTER	CASH DIVIDENDS DECLARED*	STOCK PRICE HIGH	STOCK PRICE LOW	2002 QUARTER	CASH DIVIDENDS DECLARED*	STOCK PRICE HIGH	STOCK PRICE LOW
First	**$ .133**	**$34.95**	**$28.39**	First	$ .133	$35.20	$27.45
Second	**.147**	**48.30**	**33.73**	Second	.133	34.37	26.51
Third	**.147**	**58.00**	**45.06**	Third	.133	29.27	20.90
Fourth	**.147**	**57.24**	**49.27**	Fourth	.133	33.00	20.63
Year-End Extra	**.800**			Year-End Extra	.467		

The Company expects to continue paying regular cash dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions.

* The sum of quarterly per share amounts does not equal per share amounts reported for year-to-date periods due to rounding.

(currencies in millions)

In the normal course of business, PACCAR holds or issues various financial instruments which expose the Company to market risk associated with market currency exchange rates and interest rates. Policies and procedures have been established by the Company to manage these market risks through the use of various derivative financial instruments. The Company does not engage in derivatives trading, market-making or other speculative activities.

Interest Rate Risks - *See Note P for a description of the Company's exposure to interest rate risks.* The following is a sensitivity analysis for the Company's derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. The gains or losses in the following table represent the changes in the financial instruments' fair values which would result from a 100 basis point increase of the current market rates at December 31, 2003 and 2002.

Fair Value Gains (Losses)	**2003**	2002
CONSOLIDATED:		
Assets		
Cash equivalents and marketable securities	**$ (7.0)**	$ (9.8)
TRUCK AND OTHER:		
Liabilities		
Borrowings and related swaps:		
Long-term debt	**.9**	.9
Interest rate swaps related to commercial paper classified as long-term debt	**.3**	.9
FINANCIAL SERVICES:		
Assets		
Retail notes, contracts and wholesale financing, net of unearned interest, less allowance for losses	**(35.5)**	(30.2)
Liabilities		
Debt	**1.1**	.9
Interest rate swaps related to financial services debt	**37.9**	33.4
Total	**$ (2.3)**	$ (3.9)

Currency Risks - *See Note P for a description of the Company's exposure to currency risks.* The following foreign exchange forward contracts were held by the Company related to certain currency exposures. Substantially all contracts have maturity dates of less than one year. The notional amounts and fair values follow:

	AVERAGE CONTRACTUAL RATE*	NOTIONAL AMOUNT	FAIR VALUE GAINS (LOSSES)
December 31, 2003			
Buy Euro / Sell British Pound	**.697**	**$ 87.3**	**$ 1.1**
Buy Euro / Sell Swiss Franc	**1.555**	**2.1**	
Buy Euro / Sell Czech Koruna	**32.175**	**8.8**	**.1**
Buy Euro / Sell Hungarian Forint	**266.229**	**4.3**	**(.1)**
Buy Euro / Sell Polish Zloty	**4.643**	**10.7**	**.2**
Buy British Pound / Sell Euro	**1.421**	**11.5**	
Buy U.S. Dollar / Sell Euro	**.840**	**45.5**	**(2.6)**
Buy U.S. Dollar / Sell British Pound	**.580**	**111.0**	**(3.8)**
Buy U.S. Dollar / Sell Canadian Dollar	**1.319**	**46.0**	**(.9)**
Total		**$327.2**	**$ (6.0)**
December 31, 2002			
Buy Euro / Sell British Pound	.638	$ 51.3	$ 1.1
Buy Euro / Sell Swiss Franc	1.464	2.2	
Buy Euro / Sell Czech Koruna	30.790	4.2	.1
Buy Euro / Sell Hungarian Forint	246.300	1.3	(.1)
Buy Euro / Sell Polish Zloty	4.014	5.8	
Buy U.S. Dollar / Sell Euro	1.004	30.0	(1.6)
Buy U.S. Dollar / Sell British Pound	.636	114.1	(2.7)
Buy U.S. Dollar / Sell Canadian Dollar	1.564	6.3	
Total		$215.2	$ (3.2)

*Stated in terms of selling currency

OFFICERS

Mark C. Pigott
Chairman and
Chief Executive Officer

Michael A. Tembreull
Vice Chairman

Thomas E. Plimpton
President

Nicholas P. Panza
Senior Vice President

Ronald E. Armstrong
Vice President and
Controller

Richard E. Bangert, II
Vice President

James G. Cardillo
Vice President

Robert J. Christensen
Vice President

Patrick F. Flynn
Vice President and
Chief Information Officer

Kenneth R. Gangl
Vice President

Timothy M. Henebry
Vice President

William D. Jackson
Vice President

Thomas A. Lundahl
Vice President

Helene N. Mawyer
Vice President

G. Glen Morie
Vice President and
General Counsel

Daniel D. Sobic
Vice President

George E. West, Jr.
Vice President

Andrew J. Wold
Treasurer

Janice M. D'Amato
Secretary

DIRECTORS

Mark C. Pigott
Chairman and
Chief Executive Officer
PACCAR Inc (3)

Michael A. Tembreull
Vice Chairman
PACCAR Inc

John M. Fluke, Jr.
Chairman
Fluke Capital
Management, L.P. (1,2)

Gerald Grinstein
Chief Executive Officer
Delta Air Lines, Inc. (2,4)

David K. Newbigging OBE
Chairman
Friends Provident Plc (2,4)

James C. Pigott
President
Pigott Enterprises, Inc. (3,4)

William G. Reed, Jr.
Retired Chairman
Simpson Investment Company (1,3)

Harry C. Stonecipher
President and
Chief Executive Officer
The Boeing Company (1)

Harold A. Wagner
Retired Chairman
Air Products and Chemicals, Inc. (1)

COMMITTEES OF THE BOARD

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) EXECUTIVE COMMITTEE
(4) NOMINATING COMMITTEE

TRUCKS

Kenworth Truck Company
Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Factories:
Chillicothe, Ohio
Renton, Washington

Peterbilt Motors Company
Division Headquarters:
1700 Woodbrook Street
Denton, Texas 76205

Factories:
Denton, Texas
Madison, Tennessee

PACCAR of Canada Ltd.
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

Factory:
Ste. Therese, Quebec

Canadian Kenworth Company
Division Headquarters:
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

Peterbilt of Canada
Division Headquarters:
108 Summerlea Road
Brampton, Ontario
L6T 4X3 Canada

DAF Trucks N.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

Factories:
Eindhoven,
The Netherlands
Westerlo, Belgium

Leyland Trucks Ltd.
Croston Road
Leyland, Preston
Lancs PR26 6LZ
United Kingdom

Factory:
Leyland, Lancashire

Kenworth Méxicana, S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

Factory:
Mexicali, Baja California

PACCAR Australia Pty. Ltd. Kenworth Trucks
64 Canterbury Road
Bayswater, Victoria 3153
Australia

Factory:
Bayswater, Victoria

PACCAR U.K. Ltd. Foden Trucks
Moss Lane, Sandbach
Cheshire CW11 3YW
United Kingdom

TRUCK PARTS AND SUPPLIES

PACCAR Parts
Division Headquarters:
750 Houser Way N.
Renton, Washington 98055

Dynacraft
Division Headquarters:
650 Milwaukee Avenue N.
Algona, Washington 98001

WINCHES

PACCAR Winch Division
Division Headquarters:
800 E. Dallas Street
Broken Arrow, Oklahoma
74012

Factories:
Broken Arrow, Oklahoma
Okmulgee, Oklahoma

PRODUCT TESTING, RESEARCH AND DEVELOPMENT

PACCAR Technical Center
Division Headquarters:
12479 Farm to Market Road
Mount Vernon, Washington
98273

DAF Trucks Test Center
Weverspad 2
5491 RL St. Oedenrode
The Netherlands

PACCAR FINANCIAL SERVICES GROUP

PACCAR Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Financial Europe B.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

PACCAR Capital México S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

PacLease Méxicana S.A. de C.V.
Kilometro 10.5
Carretera a San Luis
Mexicali, Baja California
Mexico

PACCAR Financial Services Ltd.
Markborough Place
6711 Mississauga Road N.
Mississauga, Ontario
L5N 4J8 Canada

PACCAR Financial Pty. Ltd.
64 Canterbury Road
Bayswater, Victoria 3153
Australia

PACCAR Leasing Company
Division of PACCAR
Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

EXPORT SALES

PACCAR International
Division Headquarters:
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

Offices:
Beijing, People's Republic of China
Jakarta, Indonesia
Johannesburg, Republic of South Africa
Manama, Bahrain
Miami, Florida
Sandbach, United Kingdom

Corporate Offices
PACCAR Building
[illegible]th Avenue N.E.
Bellevue, Washington
98004

Mailing Address
P.O. Box 1518
Bellevue, Washington
98009

Telephone
425.468.7400

Facsimile
425.468.8216

Homepage
http://www.paccar.com

Stock Transfer and Dividend Dispersing Agent
Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota
55164-0854
800.468.9716
www.wellsfargo.com/
shareownerservices

PACCAR's transfer agent maintains the company's shareholder records, issues stock certificates and distributes dividends and IRS Form 1099. Requests concerning these matters should be directed to Wells Fargo.

Online Delivery of Annual Report and Proxy Statement
PACCAR's 2003 Annual Report and the 2004 Proxy Statement are available on PACCAR's Web site at www.paccar.com/corp/finance.asp

Registered stockholders can sign up to receive future proxy statements and annual reports in electronic format, instead of receiving paper documents, by visiting www.econsent.com/pcar/

Stockholders who hold PACCAR stock in street name may inquire of their bank or broker about the availability of electronic delivery of annual meeting documents.

Braden, Carco, DAF, Dynacraft, Foden, Gearmatic, Kenworth, Leyland, PACCAR, PacLease and Peterbilt are trademarks owned by PACCAR Inc and its subsidiaries.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

SEC Form 10-K
PACCAR's annual report to the Securities and Exchange Commission will be furnished to stockholders on request to the Corporate Secretary, PACCAR Inc, P.O. Box 1518, Bellevue, Washington 98009. It is also available online at www.paccar.com/corp/finance.asp, under SEC Filings.

Annual Stockholders' Meeting
April 27, 2004, 10:30 a.m.
Meydenbauer Center
11100 N.E. Sixth Street
Bellevue, Washington
98004

An Equal Opportunity Employer

This report was printed on recycled paper.

PACCAR Inc

